File No. 812-15101

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 FROM SECTION 17(a) THEREOF

The Ohio National Life Insurance Company

Ohio National Variable Account A

Ohio National Variable Account B

Ohio National Variable Account D

National Security Life and Annuity Company

National Security Variable Account N

Ohio National Fund, Inc.

Ohio National Investments, Inc.

One Financial Way

Cincinnati, OH 45242

Communications, Notice and Orders to:

Kimberly A. Plante Vice President and Counsel The Ohio National Life Insurance Company One Financial Way Cincinnati, OH 45242	With a copy to: Chip Lunde Willkie Farr & Gallagher LLP 1875 K Street, N.W. Washington, DC 20006-1238

November 20, 2020

Page 1 of 91 pages (including Appendices at page 40 and Exhibits at page 90)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

In the Matter of:	) )	SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER OF
	)	APPROVAL PURSUANT TO SECTION 26(c)
THE OHIO NATIONAL LIFE INSURANCE COMPANY	) )	OF THE INVESTMENT COMPANY ACT OF 1940 AND AN ORDER OF EXEMPTION
OHIO NATIONAL VARIABLE ACCOUNT A	)	PURSUANT TO SECTION 17(b) OF THE
OHIO NATIONAL VARIABLE ACCOUNT B	)	INVESTMENT COMPANY ACT OF 1940
OHIO NATIONAL VARIABLE ACCOUNT D	)	FROM SECTION 17(a) THEREOF
And	)
NATIONAL SECURITY LIFE AND ANNUITY COMPANY	)
NATIONAL SECURITY VARIABLE ACCOUNT N	)
And	)
OHIO NATIONAL FUND, INC.	)
And	)
OHIO NATIONAL INVESTMENTS, INC.	)
)
File No. 812-15101)

The Ohio National Life Insurance Company (“Ohio National”) and National Security Life and Annuity Company (“National Security” and collectively with Ohio National, the “Insurance Company Applicants”) and their respective separate accounts Ohio National Variable Account A, Ohio National Variable Account B, Ohio National Variable Account D and National Security Variable Account N (collectively, the “Separate Accounts,” and together with the Insurance Company Applicants, the “Section 26 Applicants”) request pursuant to this second amended and restated application (this “Application”) that the Securities and Exchange Commission (“Commission”) issue an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the proposed substitution (each a “Substitution” and collectively the “Substitutions”) of certain securities held by the Separate Accounts to support certain variable annuity contracts (the “Contracts”) issued by Ohio National and National Security. The Section 26 Applicants propose to substitute shares of the underlying funds listed in the table in Section IV.A below (the “Existing Portfolios”) that are held in subaccounts of their respective Separate Accounts for shares of the corresponding underlying funds listed in Section IV.A below (the “Replacement Portfolios”).

The Section 26 Applicants, Ohio National Fund, Inc. (“ON Fund”) and Ohio National Investments, Inc. (“ONII”) (collectively, the “Section 17 Applicants”) also request an order from the Commission pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out Substitutions 3-6 by redeeming shares issued by the Existing Portfolios wholly or partly in-kind and using the securities distributed as redemption proceeds to purchase securities issued by the corresponding Replacement Portfolios (the “In-Kind Transactions”).

All applicants to this Application may also be collectively referred to herein as the “Applicants.”

I.          DESCRIPTION OF THE LIFE COMPANIES, THE SEPARATE ACCOUNTS AND THE CONTRACTS

A.       Ohio National

Ohio National is a stock life insurance company incorporated in the state of Ohio in 1909. Ohio National offers individual annuities and previously offered variable annuities. Ohio National is licensed to conduct an insurance business in 49 states of the United States, the District of Columbia and Puerto Rico. Ohio National had total assets of approximately $40.5 billion as of December 31, 2019. Ohio National is wholly-owned by Ohio National Financial Services (“ONFS”), a mutual life insurance company organized in the State of Ohio. ONFS does not issue the Contracts and does not guarantee any benefits provided under the Contracts.

B.       National Security

National Security is a stock life insurance company incorporated in the state of New York in 1973. National Security previously offered variable annuities and variable universal life insurance. National Security is licensed to conduct an insurance business in 18 states of the United States. National Security had total assets of approximately $419 million as of December 31, 2019 and is a wholly-owned subsidiary of Ohio National.

C.       The Separate Accounts

Each Separate Account meets the definition of “separate account,” as defined in Section 2(a)(37) of the 1940 Act and Rule 0-1(e) thereunder. The Separate Accounts are registered with the Commission under the 1940 Act as unit investment trusts. The table below lists the 1940 Act file number of each Separate Account:

Separate Account	1940 Act File No.
Ohio National Variable Account A	811-01978
Ohio National Variable Account B	811-01979
Ohio National Variable Account D	811-08642
National Security Variable Account N	811-10619

Ohio National is the depositor and sponsor of Ohio National Variable Account A, Ohio National Variable Account B and Ohio National Variable Account D. National Security is the depositor and sponsor of National Security Variable Account N.

The assets of the Separate Accounts support the Contracts and interests in the Separate Accounts offered through such Contracts. Ohio National and National Security are the legal owners of the assets in their respective Separate Accounts. The assets of their respective Separate Accounts may not be chargeable with liabilities arising out of any other business of Ohio National or National Security.

The Separate Accounts are segmented into subaccounts, and each subaccount invests in an underlying registered open-end management investment company or series thereof, such as each of the Existing Portfolios. Each subaccount’s income, gains, and losses, whether or not realized, are credited to or charged against the amounts allocated to that subaccount in accordance with the terms of the Contracts without regard to other income, gains, or losses of the remaining subaccounts of Ohio National or National Security.

D.       The Contracts

The Contracts are single and flexible premium deferred individual variable annuity contracts (the “Individual Contracts”) and flexible premium deferred group variable annuity contracts (the “Group Contracts”). The Contracts provide for the accumulation of Contract values on a variable basis, fixed basis, or both during the accumulation period, and provide settlement or annuity payment options on a variable or fixed basis. The Individual Contracts also provide for the payment of death benefits.

By the terms of the Contracts and subject to certain restrictions (and as set forth in the prospectuses for the Contracts), Contract owners (each, a “Contract owner,” and collectively, “Contract owners”) may allocate some or all of their Contract values to the subaccounts that are available as investment options under their respective Contracts, as well as any available fixed rate options. A Contract owner may transfer Contract value among any available subaccounts during the accumulation period, as well as during the annuitization period if the Contract owner elected a variable annuity payout option. Contract owners may transfer Contract value among the subaccounts by submitting a transfer request to Ohio National or National Security, as applicable.

As disclosed in the Contracts’ prospectuses, Ohio National and National Security impose or reserve the right to impose certain limitations on transfers among subaccounts. Currently, Ohio National and National Security do not impose fees on transfers or expressly limit the number or frequency of transfers among subaccounts. However, among other restrictions, Ohio National and National Security reserve the right under the Contracts to limit the number of transfers that may be permitted during a given period of time and to impose a transfer fee of up to $10 per transfer. Also, Ohio National and National Security impose or may impose limits on the total number of subaccounts to which a Contract owner may allocate Contract value. In addition, Ohio National and National Security have adopted market timing policies and procedures under the Contracts that may operate to limit transfers. To the extent a Contract owner utilizes an automatic transfer program (e.g., dollar cost averaging), the operation and limits of the automatic transfer program are disclosed in the applicable Contract’s prospectus.

Certain Individual Contracts made available guaranteed death benefit riders (each, a “Death Benefit Rider”, and collectively the “Death Benefit Riders”) and guaranteed living benefit riders (each, a “Living Benefit Rider,” and collectively, the “Living Benefit Riders”). The terms of certain Death Benefit Riders and certain Living Benefit Riders include investment restrictions that limit the available investment options to identified categories consisting of a specified selection of investment options. A Contract owner with a Death Benefit Rider or Living Benefit Rider that has investment restrictions may transfer Contract value by reallocating all of his or her Contract value within the parameters of the investment restrictions. All Contract guarantees, such as Death Benefit Rider and Living Benefit Rider benefits, annuity payments, and death benefits, are guaranteed solely by the financial strength and claims-paying ability of Ohio National or National Security, as applicable.

Each Contract is registered under the Securities Act of 1933, as amended (the “1933 Act”) on Form N-4. Each Contract has particular fees, charges, and investment options, as described in the Contracts’ respective prospectuses. As set forth in the prospectuses for the Contracts, each Contract provides that Ohio National or National Security, as applicable, reserves the right to substitute shares of the funds in which the Separate Accounts invest for shares of any funds already held or to be held in the future by the Separate Accounts.

The table below lists the Contracts for which the Existing Portfolios are underlying investment options.

Separate Account (1940 Act File No.)	Product Name	1933 Act File No.	Class ID
Ohio National Variable Account A (811-01978)	ONcore Xtra (sold before October 1, 2012)	333-86603	C000021569
Ohio National Variable Account A (811-01978)	ONcore Value (sold before October 1, 2012)	333-43513	C000021573
Ohio National Variable Account A (811-01978)	ONcore Premier (sold before October 1, 2012)	333-43515	C000021574
Ohio National Variable Account A (811-01978)	ONcore Lite	333-52006	C000021575
Ohio National Variable Account A (811-01978)	ONcore Flex	333-43511	C000021576
Ohio National Variable Account A (811-01978)	ONcore Ultra	333-134288	C000034994
Ohio National Variable Account A (811-01978)	ONcore Wrap	333-134982	C000035466
Ohio National Variable Account A (811-01978)	ONcore Lite II	333-156430	C000075010
Ohio National Variable Account A (811-01978)	ONcore Ultra II	333-156432	C000075011
Ohio National Variable Account A (811-01978)	ONcore Xtra II	333-164073	C000085699
Ohio National Variable Account A (811-01978)	ONcore Premier II	333-164070	C000085692
Ohio National Variable Account A (811-01978)	ONcore Flex II	333-164069	C000085691
Ohio National Variable Account A (811-01978)	ONcore Lite III	333-164075	C000085701
Ohio National Variable Account A (811-01978)	ONcore Wealth Foundation 4	333-171785	C000099095
Ohio National Variable Account A (811-01978)	ONcore Wealth Foundation 7	333-171785	C000099094

Ohio National Variable Account A (811-01978)	ONcore Xtra (sold on or after October 1, 2012)	333-182249	C000117840
Ohio National Variable Account A (811-01978)	ONcore Value (sold on or after October 1, 2012)	333-182248	C000117839
Ohio National Variable Account A (811-01978)	ONcore Premier (sold on or after October 1, 2012)	333-182250	C000117841
Ohio National Variable Account A (811-01978)	ONcore Select 4	333-212677	C000173800
Ohio National Variable Account A (811-01978)	ONcore Select 7	333-212677	C000173801
Ohio National Variable Account A (811-01978)	Top Plus*	33-62282	C000021577
Ohio National Variable Account A (811-01978)	Top Explorer*	333-05848	C000021578
Ohio National Variable Account A (811-01978)	Investar Vision/ Top Spectrum*	333-10907	C000021580
Ohio National Variable Account A (811-01978)	Top Tradition*	2-91213	C000021579
Ohio National Variable Account A (811-01978)	Top 1*	2-78652	C000021570
Ohio National Variable Account B (811-01979)	Top Plus*	33-62284	C000021581
Ohio National Variable Account B (811-01979)	Top 1*	2-78653	C000021583
Ohio National Variable Account B (811-01979)	Top Tradition*	2-91214	C000021582
Ohio National Variable Account D (811-08642)	Retirement Advantage*	33-81784	C000021586
National Security Variable Account N (811-10619)	NScore Flex*	333-164072	C000085697
National Security Variable Account N (811-10619)	NScore Lite*	333-76352	C000021762
National Security Variable Account N (811-10619)	NScore Lite II*	333-156428	C000075009
National Security Variable Account N (811-10619)	NScore Lite III*	333-164068	C000085690
National Security Variable Account N (811-10619)	NScore Premier*	333-125856	C000021760
National Security Variable Account N (811-10619)	NScore Premier II*	333-164071	C000085693
National Security Variable Account N (811-10619)	NScore Value*	333-131513	C000030386
National Security Variable Account N (811-10619)	NScore Xtra*	333-76350	C000021761
National Security Variable Account N (811-10619)	NScore Xtra II*	333-164074	C000085700

*	Reflects registration statements no longer updated annually in reliance on the relief provided in the Great-West Life Insurance Company, SEC Staff No Action Letter (Oct. 23, 1990)

II. THE EXISTING PORTFOLIOS

The Section 26 Applicants are seeking an order pursuant to Section 26(c) of the 1940 Act approving the substitution of shares of the Existing Portfolios held by the Separate Accounts with the corresponding shares of the Replacement Portfolios. Provided below is information regarding the Existing Portfolios that will be replaced by the proposed Substitutions. All shares of the Existing Portfolios utilized as investment allocation options under the Contracts will be replaced through the proposed Substitutions.

Existing Portfolio	Share Class Owned by the Separate Accounts	Investment Adviser (Sub-Adviser)
AB Variable Products Series Fund, Inc. (811-05398; 033-18647) AB VPS Dynamic Asset Allocation Portfolio	Class B	AllianceBernstein L.P.
PIMCO Variable Insurance Trust (811-08399; 333-37115) PIMCO Global Diversified Allocation Portfolio PIMCO Total Return Portfolio	Administrative Share Class	Pacific Investment Management Company LLC
Federated Insurance Series (811-08042; 033-69268) Federated Hermes Managed Volatility Fund II	Primary Shares and Service Shares	Federated Global Investment Management Corp. Federated Investment Management Company Federated Equity Management Company of Pennsylvania
Janus Aspen Series (811-07736; 033-63212) Janus Henderson VIT U.S. Low Volatility Portfolio	Service Shares	Janus Capital Management LLC (Intech Investment Management LLC)
Morgan Stanley Variable Insurance Fund, Inc. (811-07607; 333-03013) Morgan Stanley VIF Core Plus Fixed Income Portfolio	Class II	Morgan Stanley Investment Management Inc.

III. THE REPLACEMENT PORTFOLIOS

ON Fund is a Maryland corporation that was created in 1982. ON Fund is registered with the Commission as an open-end management investment company under the 1940 Act (File No. 811-3015), and its shares registered under the 1933 Act (File No. 002-67464). Shares of ON Fund are sold to separate accounts of Ohio National, National Security and Ohio National Life Assurance Corporation (“ONLAC”), a subsidiary of Ohio National, for purposes of funding variable annuity contracts and variable life insurance policies and to portfolios of ON Fund in connection with Ohio National and National Security’s variable contracts and policies. The following Replacement Portfolios are series of ON Fund (the “ON Replacement Portfolios”):

1.	ON iShares Managed Risk Balanced Portfolio

2.	ON Janus Henderson U.S. Low Volatility Portfolio

3.	ON Federated Core Plus Bond Portfolio

ON Fund amended its registration statement on February 7, 2020 to add the ON Replacement Portfolios as new series of ON Fund. A post-effective amendment to the ON Fund registration statement with the ON Replacement Portfolios went effective April 29, 2020. The ON Federated Core Plus Bond Portfolio began operations on May 1, 2020. The other ON Replacement Portfolios have not yet begun operations and therefore have no performance histories. Except for the ON Federated Core Plus Bond Portfolio, the ON Replacement Portfolios will not begin operations until the proposed Substitutions are performed.

Each ON Replacement Portfolio has one class of shares. The ON Replacement Portfolio shares will be offered at net asset value without an initial sales charge or a contingent deferred sales charge and will not be subject to an asset-based fee assessed pursuant to a plan under Rule 12b-1 under the 1940 Act (“12b-1 Fee”).

ONII is an Ohio corporation and registered investment adviser. ONII serves as the investment adviser for ON Fund, including each of the ON Replacement Portfolios, pursuant to an investment advisory agreement between ON Fund and ONII. Subject to the oversight of ON Fund’s Board of Directors, ONII is responsible for providing all investment advisory and portfolio management services for the ON Replacement Portfolios.

Each of the ON Replacement Portfolios will be managed on a day-to-day basis by a sub-adviser. Each sub-adviser is a registered investment adviser and is unaffiliated with the Applicants. The sub-adviser for each ON Replacement Portfolio is set forth below. ONII has the responsibility, subject to oversight by ON Fund’s Board of Directors, for the selection and oversight of the ON Replacement Portfolios’ sub-advisers, including recommending for the Board of Directors’ consideration of the engagement or termination of any sub-adviser.

ON Fund and ONII have received an exemptive order from the Commission (File No. 812–12288) (the “Manager of Managers Order”) that provides an exemption from Section 15(a) of the 1940 Act with respect to ON Fund’s sub-advisory agreements. The Manager of Managers Order permits ONII, subject to certain conditions, including the approval of ON Fund’s Board of Directors, but without the approval of shareholders, to hire unaffiliated sub-advisers, and to modify any existing or future sub-advisory agreement with, unaffiliated sub-advisers. The Manager of Managers Order applies to each of the ON Replacement Portfolios, and ON Fund’s registration statement discloses and explains the substance and effect of the Manager of Managers Order.

AB Variable Products Series Fund, Inc. (“AB VPS Fund”) is a Maryland corporation that was organized in 1987. AB VPS Fund is registered with the Commission as an open-end management investment company under the 1940 Act (File No. 811-05398), and its shares registered under the 1933 Act (File No. 033-18647). Shares of AB VPS Fund are sold to separate accounts of insurance companies for purposes of funding variable annuity contracts and variable life insurance policies. The AB VPS Global Risk Allocation-Moderate Portfolio (Class B) is one of the Replacement Portfolios.

The AB VPS Global Risk Allocation - Moderate Portfolio has two share classes: Class A and Class B. Effective January 1, 2020, AB VPS Global Risk Allocation - Moderate Portfolio shares are available for purchase only through the separate accounts of Ohio National and its affiliates. AB VPS Global Risk Allocation - Moderate Portfolio Class B shares are offered at net asset value without an initial sales charge or a contingent deferred sales charge and subject to a current 12b-1 fee of 0.25% (and a maximum 12b-1 fee of 0.50%).

AllianceBernstein L.P. (“AllianceBernstein”) is a master limited partnership organized under the laws of the State of Delaware and is a registered investment adviser. AllianceBernstein serves as the investment adviser for the AB VPS Global Risk Allocation-Moderate Portfolio. Subject to the oversight of AB VPS Fund’s Board of Directors, AllianceBernstein is responsible for providing all investment advisory and portfolio management services for the AB VPS Global Risk Allocation-Moderate Portfolio.

Other than ownership of AB VPS Fund portfolio shares, including AB VPS Global Risk Allocation-Moderate Portfolio shares, by Ohio National, National Security and ONLAC on behalf of their respective separate accounts for the benefit of variable contract owners, AB VPS Fund and AllianceBernstein are not affiliated with the Applicants.

IV. THE PROPOSED SUBSTITUTIONS

A.	The Proposed Substitutions

Ohio National and National Security, each on its own behalf and on behalf of its Separate Accounts, proposes to exercise its contractual right to substitute shares of certain underlying funds currently available under the Contracts for shares of different underlying funds. The Section 26 Applicants propose to substitute shares of the Existing Portfolios that are held in subaccounts of their respective Separate Accounts for shares of the corresponding Replacement Portfolios below. Any change in share class will not result in a change of services that Contract owners receive.

Sub No.	Existing Portfolio	Replacement Portfolio
1	AB VPS Dynamic Asset Allocation Portfolio (Class B)	AB VPS Global Risk Allocation-Moderate Portfolio (Class B)
2	PIMCO Global Diversified Allocation Portfolio (Administrative Share Class)	AB VPS Global Risk Allocation-Moderate Portfolio (Class B)
3	Federated Hermes Managed Volatility Fund II (Primary Shares and Service Shares)	ON iShares Managed Risk Balanced Portfolio
4	Janus Henderson VIT U.S. Low Volatility Portfolio (Service Shares)	ON Janus Henderson U.S. Low Volatility Portfolio
5	Morgan Stanley VIF Core Plus Fixed Income Portfolio (Class II)	ON Federated Core Plus Bond Portfolio
6	PIMCO Total Return Portfolio (Administrative Share Class)	ON Federated Core Plus Bond Portfolio

B.	Reasons for the Proposed Substitutions

The proposed Substitutions are part of an ongoing effort by the Insurance Company Applicants to make the Contracts more attractive to existing Contract owners and to make the Contracts more efficient to administer.

1.       Consistency in Investment Objectives, Principal Investment Strategies and Risks; Lower or Equal Net Annual Operating Expenses

The Insurance Company Applicants reviewed each proposed Substitution with the goal of offering investment options with Replacement Portfolios that continue to provide attractive options to Contract owners. The proposed Substitutions involve replacing an Existing Portfolio with a Replacement Portfolio with substantially similar investment objective(s), principal investment strategies and principal risks. In addition, Contract owners will continue to have access to established investment advisers. The Insurance Company Applicants believe that the variety of available investment styles under the Contracts will not be adversely impacted as a result of the proposed Substitutions. As noted in Section IV.D., each Contract will have 75 or more investment options available after the proposed Substitutions. The Contracts will continue to offer investment options in addition to the Replacement Portfolios offering a range of investment objectives and strategies.

The Insurance Company Applicants also sought to provide Contract owners with investment options that have equal or lower operating expense ratios. Except for proposed Substitution 1, the total annual operating expenses (before expense waivers and reimbursements) for each Replacement Portfolio are estimated to be the same or lower than those of the corresponding Existing Portfolio. For all Substitutions, the total annual net operating expenses for each Replacement Portfolio are estimated to be the same or lower than those of the corresponding Existing Portfolio.

With respect to Substitutions 1 and 2, for a period of two (2) years following the date each proposed Substitution is effected (the “Substitution Date”) and for those Contracts with assets allocated to the applicable Existing Portfolio on the Substitution Date, the Insurance Company Applicants will make a corresponding reduction in Separate Account (or subaccount) expenses, no later than the last business day of each fiscal quarter, to Contract owners whose subaccount invests in the applicable Replacement Portfolio to the extent that the applicable Replacement Portfolio’s annual net operating expenses for such period exceeds, on an annualized basis, the annual net operating expenses of the corresponding Existing Portfolio for fiscal year 2019.

With respect to Substitutions 3-6, ONII will enter into a written contract with the applicable Replacement Portfolio whereby during the two years following the Substitution Date the annual net operating expenses of the applicable Replacement Portfolio will not exceed the annual net operating expenses of the Existing Portfolio for the fiscal year ended December 31, 2019.

2.       Improved Fund Manager Selection

Each of the Existing Portfolios is unaffiliated with the Applicants (except in some instances, the Separate Accounts, as of the date of this Application, own more than 5% of the outstanding shares of such Existing Portfolio) and is managed by an unaffiliated investment adviser. Four of the proposed Substitutions would replace an investment option that is managed by an unaffiliated investment adviser with an investment option that is a series of ON Fund and is managed by ONII. As such, proposed Substitutions 3-6 will permit ONII, under the Manager of Managers Order, to hire, monitor and replace sub-advisers without the costs and delays associated with obtaining a shareholder vote.1 Under the Manager of Managers Order, the replacement of sub-advisers when appropriate could be effected more quickly and/or efficiently and the need for fund changes that may affect Contract owners may be reduced. The Section 26 Applicants believe this will appeal to Contract owners.

For the Substitution 3 and 5-6 Replacement Portfolios, after the Substitution Date, ONII will not change a Replacement Portfolio’s sub-adviser, add a new sub-adviser, or otherwise rely on the Manager of Managers Order or any replacement order from the Commission with respect to any such Replacement Portfolio without first obtaining shareholder approval of the change in sub-adviser, the new sub-adviser, or the Replacement Portfolio’s ability to rely on the Manager of Managers Order, or any replacement order from the Commission, at a shareholder meeting, the record date for which shall be after the proposed Substitution has been effected.2 Accordingly, the potential benefits of the Manager of Managers Order for Replacement Portfolios 3 and 5-6 are subject to compliance with condition 11 of the Application.

3.       More Efficient Contract Administration

The proposed Substitutions are part of an ongoing effort by the Insurance Company Applicants to make the Contracts more efficient to administer. The Insurance Company Applicants believe that more streamlined operations for investment options will result in increased operational and administrative efficiencies and economies of scale for the Insurance Company Applicants. The Insurance Company Applicants believe the proposed Substitutions will simplify the administration of the Contracts with regard to communications with asset managers and Contract owners, as well as simplify the preparation of various reports and disclosure documents. Certain changes to an Existing Portfolio by an unaffiliated sub-adviser currently come unexpectedly and may require corresponding product amendments, regulatory filings and/or immediate notification to Contract owners. Such changes can be reduced and better planned or anticipated for the ON Replacement Portfolios so that costs are reduced by including any changes with other routine regulatory filings and mailings regularly sent to Contract owners. The Section 26 Applicants believe such administrative and communications efficiencies also will be attractive to Contract owners.

[1]	The Existing Portfolio for Substitution 4 is covered by a manager of managers order (see, Janus Investment Fund, et al., Investment Company Act Release No. 31145 (July 2, 2014) (notice) and Investment Company Act Release No. 31192A (July 29, 2014) (order), File No. 812-14294). Accordingly, the availability of a manager of managers order will be new for shareholders investing in Replacement Portfolios involved in Substitutions 3 and 5–6.

[2]	The Section 26 Applicants note that this condition does not apply under circumstances (such as Substitution 4) where the corresponding existing portfolio is operating under a manager of managers order at the time of the substitution. See, e.g., Allianz Life Insurance Company of North America, et al, Investment Company Act Release No. 28369 (Aug. 28, 2008) (notice); Investment Company Act Release No. 28384 (Sept. 19, 2008) (order) (File No. 812-13451) [hereinafter, Allianz]. See also, Country Investors Life Assurance Company, et al., Investment Company Act Release No. 29691 (June 9, 2011) (notice); Investment Company Act Release No. 29717 (July 7, 2011) (order) (File No. 812-13865) [hereinafter, Country Investors.].

4.       No Expense to Contract Owners

The proposed Substitutions are designed to provide Contract owners with an opportunity to continue their investment in a similar investment option without interruption and without any cost to them. As such, the Insurance Company Applicants or an affiliate thereof (other than ON Fund) will pay all expenses and transaction costs of the proposed Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners to effect the proposed Substitutions. The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions. The proposed Substitutions will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the Substitutions than before the Substitutions.

Further, the Section 26 Applicants note that, because the proposed Substitutions will occur at relative net asset value, and the fees and charges under the Contracts will not change as a result of the proposed Substitutions, the benefits offered by the guarantees under the Contracts will be the same immediately before and after the proposed Substitutions. What effect the Substitutions may have on the value of the benefits offered by the Contract guarantees would depend, among other things, on the relative future performance of each Existing Portfolio and Replacement Portfolio, which the Section 26 Applicants cannot predict. Nevertheless, the Section 26 Applicants note that at the time of the Substitutions, the Contracts will offer a comparable variety of investment options with as broad a range of risk/return characteristics.

For these reasons and the reasons discussed below, the Section 26 Applicants believe that substituting the Existing Portfolios for each of the corresponding Replacement Portfolios is appropriate and in the best interests of the Contract owners.

C.	Comparisons of the Portfolios

This section provides a comparison of the Existing Portfolios and Replacement Portfolios for each proposed Substitution. Additional comparison information is included in Appendices A and B. Each comparison includes the Portfolios’: (1) investment adviser and sub-adviser (if any), investment objectives, principal investment strategies and principal risks; (2) assets (if any) and fees and expenses; and (3) performance history (if any). This section also provides a narrative comparison of certain similarities and differences among the Existing Portfolios and applicable Replacement Portfolios.

Each comparison of the Existing and Replacement Portfolios’ assets, fees, and expenses (i) reflects the Portfolios’ assets as of December 31, 2019 (if any) and (ii) compares the Existing Portfolio’s and Replacement Portfolio’s most current investment objective, principal investment strategies and risks and fee and expense table included in the Portfolios’ statutory prospectuses as of May 1, 2020 for each Existing Portfolio and Replacement Portfolio. The fee and expense tables for the Replacement Portfolios in this section do not reflect the effect of any expense cap described in Section V.B of this Application. The expenses of each ON Replacement Portfolio are estimates for the current year, and such estimates are based on their anticipated asset levels immediately following the proposed Substitutions. With respect to the Replacement Portfolios that have already begun operations, their expenses are based on their asset levels as of December 31, 2019 (not their anticipated asset levels following the proposed Substitutions).

The comparison of performance histories for each Substitution contains (1) the average annual total returns for the Existing Portfolio for the time periods indicated as of December 31, 2019; (ii) if available, the average annual total returns for the Replacement Portfolio for the time periods indicated as of December 31, 2019; and (iii) if available, the performance of each Existing Portfolio’s and Replacement Portfolio’s respective performance benchmark index or indices for the same time periods.

As noted above, the ON Replacement Portfolios have no performance histories. However, the Section 26 Applicants note that the applicable Existing Portfolios and Replacement Portfolios have other relevant characteristics, including the following:

●	With respect to Substitution 3, both the Existing Portfolio and Replacement Portfolio use a managed risk strategy, and each uses the S&P 500 Index as a primary or secondary benchmark. Further, the Replacement Portfolio will be sub-advised by BlackRock, which Applicants consider to be a leading asset manager, and the Replacement Portfolio will employ a fund-of-funds structure and proposes to invest in existing ETFs with track records.

●	With respect to Substitution 4, the Replacement Portfolio’s investment objective is identical to the Existing Portfolio’s investment objective, and the Replacement Portfolio will be sub-advised by the same investment adviser that manages the Existing Portfolio.

●	With respect to Substitutions 5 and 6, the Existing Portfolios and Replacement Portfolios use different benchmarks; however, as indicated in the performance history tables herein, the different benchmarks have almost identical performance. Also, the Replacement Portfolio’s sub-adviser (Federated Investment Management Company) manages a retail fund (the “Federated Total Return Bond Fund”) using an investment strategy that is substantially similar to the Replacement Portfolio’s investment strategy. The performance comparisons below include the historical performance for the Federated Total Return Bond Fund. The Federated Total Return Bond Fund had $8,578,367,177 in net assets ($6,419,152,836 in Institutional Shares) and total net annual operating expenses of 0.39% for its Institutional Shares as of November 30, 2019.

1.       Substitution No. 1: AB VPS Dynamic Asset Allocation Portfolio (Class B) replaced by AB VPS Global Risk Allocation – Moderate Portfolio (Class B)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Existing Portfolio	Replacement Portfolio
AB VPS Dynamic Asset Allocation Portfolio (Class B)	AB VPS Global Risk Allocation – Moderate Portfolio (Class B)
Investment Adviser AllianceBernstein L.P.	Investment Adviser AllianceBernstein L.P.
Sub-Adviser(s) N/A	Sub-Adviser(s) N/A

A side-by-side comparison of the investment objectives, principal investment strategies, and principal risks, appears in Appendix A, hereto.

The Section 26 Applicants submit that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of the Existing Portfolio is maximizing total return consistent with the Adviser’s determination of reasonable risk, and the investment objective of the Replacement Portfolio is long-term growth of capital appreciation while seeking to limit volatility. Both Portfolios seek to achieve their investment objective by investing in global equity and debt securities in conjunction with the consideration of risk or volatility, respectively, using proprietary risk management techniques. Both Portfolios may invest in fixed income securities with a broad range of maturities and expect to utilize ETFs and derivatives in the management of the Portfolio. Both Portfolios may utilize a variety of derivatives, including futures contracts, forwards, options and swaps. Additionally, both Portfolios may seek to hedge all or a portion of the currency exposure resulting from investments through currency-related derivatives.

Certain differences exist among the Portfolios. Only the Existing Portfolio includes principal strategies related to emerging market issuers, and investment across the capitalization spectrum, including smaller capitalization companies. Unlike the Replacement Portfolio, the Existing Portfolio does not include high yield fixed-income securities as a principal strategy. However, the Portfolios primarily invest in the same asset classes, target companies with similar market capitalizations and have similar geographical focuses. As of December 31, 2019, 64.15% of the Existing Portfolio’s assets were invested in stocks, 32.07% in U.S. stocks and 32.08% in non-U.S. stocks. Similarly, 71.42% of the Replacement Portfolio’s assets were invested in stocks, 40.57% in U.S. stocks and 30.85% in non-U.S. stocks. As of December 31, 2019, the Existing Portfolio invested 6.15% in emerging markets and 2.61% in smaller capitalization companies. By comparison, the Replacement Portfolio invested 4.16% in emerging market companies and 1.92% in smaller capitalization companies. The Replacement Portfolio’s investment in high yield fixed income securities will not exceed 10% of the Portfolio’s net assets; as of December 31, 2019, 0% of the Replacement Portfolio’s assets were investment in high yield fixed income securities; similarly, 0% of the Existing Portfolio’s assets were invested in high yield securities. Both Portfolios utilize some variation of a risk management strategy; while both are different in methodology, both Portfolios assess the relative or expected risk of each asset class. The Existing Portfolio utilizes a dynamic risk management technique to adjust the Portfolio’s exposure to equity and debt markets in response to the perceived risk and returns of those market segments. The Replacement Portfolio utilizes a risk management strategy that seeks to limit the volatility of the Portfolio to no more than 10% on an annualized basis. As of December 31, 2019, the 1-year and 3-year volatility, as measured by standard deviation, for the Existing Portfolio was 6.05 and 6.22, respectively. Similarly, the 1-year and 3-year standard deviation for the Replacement Portfolio was 6.73 and 6.38, respectively.

Despite certain differences, the Section 26 Applicants submit that the Replacement Portfolio will continue to provide an attractive investment option to Contract owners seeking total return or long term growth of capital through a fund with exposure to equity and fixed income investments with risk management as an important consideration.

Assets, Fees and Expenses of the Portfolios

A side-by-side comparison of the fees and expenses and the net assets of the Existing Portfolio and Replacement Portfolio appears in Appendix B, hereto.

The total annual net operating expenses for the Replacement Portfolio are lower than those of the corresponding Existing Portfolio. The combined management fee and 12b-1 fee for the Replacement Portfolio is lower than the combined management fee and 12b-1 fee for the Existing Portfolio.

Performance History (as of December 31, 2019)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – AB VPS Dynamic Asset Allocation Portfolio (Class B)	15.24%	6.87%	4.498%	N/A
MSCI World Index NR USD (reflects no deduction for fees, expenses, or taxes)	27.67%	12.57%	8.74%	9.47%
60% MSCI World Index NR USD/40% Bloomberg Barclays U.S. Treasury Index TR USD (reflects no deduction for fees, expenses, or taxes)	19.24%	9.00%	6.37%	7.17%
Replacement Portfolio – AB VPS Global Risk Allocation – Moderate Portfolio (Class B)	17.32%	7.57%	N/A	N/A
MSCI World 100% Hedged to USD Index NR USD (reflects no deduction for fees, expenses, or taxes)	28.43%	12.64%	9.78%	10.53%
60% MSCI World 100% Hedged to USD Index NR USD /40% Bloomberg Barclays Global G7 Treasury Index (U.S. Dollar hedged) (reflects no deduction for fees, expenses, or taxes)	19.58%	9.20%	N/A	N/A

2.       Substitution No. 2: PIMCO Global Diversified Allocation Portfolio (Administrative Share Class) replaced by AB VPS Global Risk Allocation – Moderate Portfolio (Class B)

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Existing Portfolio	Replacement Portfolio
PIMCO Global Diversified Allocation Portfolio (Administrative Share Class)	AB VPS Global Risk Allocation – Moderate Portfolio (Class B)
Investment Adviser Pacific Investment Management Company LLC	Investment Adviser AllianceBernstein L.P.
Sub-Adviser(s) N/A	Sub-Adviser(s) N/A

A side-by-side comparison of the investment objectives, principal investment strategies, and principal risks, appears in Appendix A, hereto.

The Section 26 Applicants submit that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of the Existing Portfolio is maximizing risk-adjusted total return, and the investment objective of the Replacement Portfolio is long-term growth of capital while seeking to limit volatility. Each Portfolio seeks to achieve its investment objective by investing in global equity and debt securities in conjunction with the consideration of risk or volatility, respectively, using proprietary risk management techniques. Both Portfolios limit the investment in high yield debt securities to a maximum of 10% of total assets. Like the Replacement Portfolio, the Existing Portfolio expects to utilize ETFs and derivatives in the management of the Portfolio. Both Portfolios may utilize a variety of derivatives, including futures contracts, forwards, options and swaps. Additionally, as part of the investment process, both Portfolios seek to limit volatility to no more than 10% on an annualized basis.

Certain differences exist among the Portfolios. Only the Existing Portfolio includes principal strategies related to securities that are economically tied to emerging market countries (maximum 25% of total assets), commodity-related investments (maximum 10% of total assets), and preferred securities and equity securities of real estate investment trusts. In addition to direct securities, the Existing Portfolio seeks to achieve its investment objective by investing in other funds (including affiliated funds). However, the Existing Portfolio invests in similar asset classes as the Replacement Portfolio. As of December 31, 2019, the Existing Portfolio invested 73.7% of its assets in equity investments, 25.8% in fixed income assets (including net short positions in short-term bonds) and 0.6% in derivatives. As of December 31, 2019, the Replacement Portfolio invested 71.42% of its assets in equity investments, 24.41% in fixed income assets and 4.17% cash and other instruments. With respect to securities that are economically tied to emerging market countries (equity and debt), as of December 31, 2019, the Existing Portfolio and Replacement Portfolio invested 5.10% and 4.16%, of total assets, respectively. Additionally, as of December 31, 2019 the Existing Portfolio and the Replacement Portfolio had 0% of its total assets invested in commodity-related investments and preferred securities and equity securities of real estate investment trusts.

Despite certain differences, the Section 26 Applicants submit that the Replacement Portfolio will continue to provide an attractive investment option to Contract owners seeking to maximize risk-adjusted total return or long term growth of capital through a fund with exposure to equity and fixed income investments with risk management as an important consideration.

Assets, Fees and Expenses of the Portfolios

A side-by-side comparison of the fees and expenses and the net assets of the Existing Portfolio and Replacement Portfolio appears in Appendix B, hereto.

The total annual net operating expenses for the Replacement Portfolio are lower than those of the Existing Portfolio. The combined management fee and 12b-1 fee for the Replacement Portfolio is lower than the combined management fee, 12b-1 fee and acquired fund management fee for the Existing Portfolio.3

Performance History (as of December 31, 2019)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – PIMCO Global Diversified Allocation Portfolio (Administrative Share Class)	21.71%	9.01%	5.69%	N/A
MSCI World Index NR USD (reflects no deduction for fees, expenses, or taxes)	27.67%	12.57%	8.74%	9.47%
60% MSCI World Index NR US/40% Bloomberg Barclays U.S. Aggregate Bond Index TR USD (reflects no deduction for fees, expenses, or taxes)	20.01%	9.27%	6.63%	7.39%
Replacement Portfolio – AB VPS Global Risk Allocation – Moderate Portfolio (Class B)	17.32%	7.57%	N/A	N/A
MSCI World 100% Hedged to USD Index NR USD (reflects no deduction for fees, expenses, or taxes)	28.43%	12.64%	9.78%	10.53%
60% MSCI World 100% Hedged to USD Index NR USD /40% Bloomberg Barclays Global G7 Treasury Index (U.S. Dollar hedged) (reflects no deduction for fees, expenses, or taxes)	19.58%	9.20%	N/A	N/A

[3]	For this purpose, the, acquired fund management fees for the PIMCO Global Diversified Allocation Portfolio are 0.53%, as described in the footnotes to the Substitution 2 Portfolio Fees and Expenses table in Appendix B.

3.       Substitution No. 3: Federated Hermes Managed Volatility Fund II (Primary Shares) and Federated Hermes Managed Volatility Fund II (Service Shares) replaced by ON iShares Managed Risk Balanced Portfolio

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Existing Portfolio	Replacement Portfolio
Federated Hermes Managed Volatility Fund II (Primary Shares) Federated Hermes Managed Volatility Fund II (Service Shares)	ON iShares Managed Risk Balanced Portfolio
Investment Co-Advisers Federated Global Investment Management Corp. Federated Investment Management Company Federated Equity Management Company of Pennsylvania	Investment Adviser Ohio National Investments, Inc.
Sub-Adviser(s) N/A	Sub-Adviser(s) BlackRock Investment Management, LLC

A side-by-side comparison of the investment objectives, principal investment strategies, and principal risks, appears in Appendix A, hereto.

The Section 26 Applicants submit that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of the Existing Portfolio is to achieve high current income and moderate capital appreciation with less volatility than the fixed income and equity markets, and the investment objective of the Replacement Portfolio is income and capital appreciation. Each Portfolio seeks to achieve its investment objective by investing in both equity and fixed income securities in conjunction with the use of a proprietary risk management strategy. To achieve the investment objective, the Existing Portfolio anticipates approximately 40% of the Portfolio’s assets will be invested into equity securities and 60% of the Portfolio’s assets will be invested in fixed income securities and other investments (this allocation may vary by +/- 10% for each asset class). Similarly, the Replacement Portfolio expects to allocate approximately 50% of assets to fixed income securities and approximately 50% of assets to equities securities. Under normal market conditions, the Existing Portfolio and Replacement Portfolio seek an annualized target volatility of 10% and 8%, respectively. Within the allocation to fixed income, both Portfolios will primarily invest in investment grade fixed income securities; each limiting the amount it may invest in instruments with an average credit quality below investment grade. The Existing Portfolio limits the amount to 30% while the Replacement Portfolio will not invest more than 15% of total assets in any fixed income instruments with an average credit quality below investment grade. Both Portfolios may invest in bonds of any maturity range and do not target an average maturity or duration for the Portfolios. Similar to the Replacement Portfolio, the Existing Portfolio may invest in certain derivative instruments (primarily futures contracts).

Certain differences exist among the Portfolios. The Existing Portfolio explicitly includes less volatility as part of its investment objective. Although the Replacement Portfolio’s investment objective does not expressly identify volatility, the Replacement Portfolio’s portfolio managers consider volatility management as a primary component of the Portfolio’s investment strategy. The Existing Portfolio targets an annualized volatility of 10%. The Replacement Portfolio targets an annualized volatility of 8% or a range of 5% to 11%. Both Portfolios utilize a risk management strategy that consists of using derivative instruments (primarily future contracts); each employing their own proprietary methodology. The Existing Portfolio can at times invest in affiliated funds of the Existing Portfolio’s Co-Advisers. The Replacement Portfolio will primarily invest in iShares ETFs, an affiliate of BlackRock, as a part of its investment strategy. Despite any differences between the Portfolios, the Section 26 Applicants believe that the Portfolio’s investment profiles are substantially similar. Both Portfolios seek to achieve their investment objective by investing across a broad range of assets classes in conjunction with the use of a proprietary risk management strategy. As of December 31, 2019, the Existing Portfolio invested 40.4% of its assets in equity instruments (0.4% non-U.S. developed), 52.5% in fixed income, and 7.1% in cash and other investments. This is similar to the target allocation of the Replacement Portfolio; under normal market conditions the Replacement Portfolio expects to allocate approximately 50% of Portfolio’s assets in fixed income securities and approximately 50% in equity securities.

Despite certain differences, the Section 26 Applicants submit that the Replacement Portfolio will continue to provide an attractive investment option to Contract owners seeking income and capital appreciation through a fund of funds with exposure to equity and fixed income investments with risk management as an important consideration.

Assets, Fees and Expenses of the Portfolios

A side-by-side comparison of the fees and expenses and the net assets of the Existing Portfolio and Replacement Portfolio appears in Appendix B, hereto.

The total annual net operating expenses for the Replacement Portfolio are estimated to be lower than those of the corresponding Existing Portfolio. The combined estimated management fee and 12b-1 fee for the Replacement Portfolio is lower than the combined management fee and 12b-1 fee for the Existing Portfolio.

Performance History (as of December 31, 2019)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Federated Hermes Managed Volatility Fund II
Primary Shares	20.23%	9.12%	5.28%	8.12%
Service Shares	19.92%	8.87%	5.03%	7.85%
S&P 500 TR USD (reflects no deductions for fees, expenses, or taxes)	31.49%	15.27%	11.70%	13.56%
Russell 1000 Value Index TR USD (reflects no deduction for fees, expenses, or taxes)	26.54%	9.68%	8.29%	11.80%
Bloomberg Barclays U.S. Aggregate Bond Index TR USD (reflects no deduction for fees, expenses, or taxes)	8.72%	4.03%	3.05%	3.75%
Blended Index* (reflects no deduction for fees, expenses, or taxes)	15.99%	6.52%	5.37%	7.21%

*The Blended Index is comprised of 40% Russell 1000® Value Index/60% Bloomberg Barclays U.S. Aggregate Bond Index. The Bloomberg Barclays U.S. Aggregate Bond Index is a broad-based benchmark that measures the investment grade, U.S. dollar-denominated, fixed-rate, taxable bond market, including Treasuries, government-related and corporate securities, mortgage-backed securities (agency fixed-rate and hybrid ARM pass-throughs), asset-backed securities and commercial mortgage-backed securities

Replacement Portfolio – ON iShares Managed Risk Balanced Portfolio	N/A	N/A	N/A	N/A
S&P 500 TR USD (reflects no deduction for fees, expenses, or taxes)	31.49%	15.27%	11.70%	13.56%
50% MSCI ACWI NR USD/ 50% ICE BofAML US Broad Market Index TR USD (reflects no deduction for fees, expenses, or taxes)	17.71%	8.41%	5.93%	6.55%

4.       Substitution No. 4: Janus Henderson VIT U.S. Low Volatility Portfolio (Service Shares) replaced by ON Janus Henderson U.S. Low Volatility Portfolio

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Existing Portfolio	Replacement Portfolio
Janus Henderson VIT U.S. Low Volatility Portfolio (Service Shares)	ON Janus Henderson U.S. Low Volatility Portfolio
Investment Adviser Janus Capital Management LLC	Investment Adviser Ohio National Investments, Inc.
Sub-Adviser(s) Intech Investment Management LLC	Sub-Adviser(s) Janus Capital Management LLC

A side-by-side comparison of the investment objectives, principal investment strategies, and principal risks, appears in Appendix A, hereto.

The Section 26 Applicants note that the Replacement Portfolio and Existing Portfolio will have identical investment objectives and substantially similar principal investment strategies and principal risks. The investment objective for each Portfolio is capital appreciation. Each Portfolio primarily invests in equity securities from the universe of the S&P 500 Index, utilizing a mathematical investment process managed by Intech Investment Management LLC (“Intech”), a subsidiary of Janus Henderson Investors. Intech is a sub-adviser to Janus Capital Management LLC for the Replacement Portfolio. Accordingly, the Section 26 Applicants believe that Contract owners’ objectives and expectations will continue to be met after the Substitution.

Assets, Fees and Expenses of the Portfolios

A side-by-side comparison of the fees and expenses and the net assets of the Existing Portfolio and Replacement Portfolio appears in Appendix B, hereto.

The total annual net operating expenses for the Replacement Portfolio are estimated to be lower than those of the Existing Portfolio. The combined estimated management fee and 12b-1 fee for the Replacement Portfolio is lower than the combined management fee and 12b-1 fee for the Existing Portfolio.

Performance History (as of December 31, 2019)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Janus Henderson VIT U.S. Low Volatility Portfolio (Service Shares)	28.05%	12.15%	10.00%	N/A
S&P 500 Index TR USD (reflects no deduction for fees, expenses, or taxes)	31.49%	15.27%	11.70%	13.56%
Replacement Portfolio – ON Janus Henderson U.S. Low Volatility Portfolio	N/A	N/A	N/A	N/A
S&P 500 Index TR USD (reflects no deduction for fees, expenses, or taxes)	31.49%	15.27%	11.70%	13.56%

5.       Substitution No. 5: Morgan Stanley VIF Core Plus Fixed Income Portfolio (Class II) replaced by ON Federated Core Plus Bond Portfolio

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Existing Portfolio	Replacement Portfolio
Morgan Stanley VIF Core Plus Fixed Income Portfolio (Class II)	ON Federated Core Plus Bond Portfolio
Investment Adviser Morgan Stanley Investment Management Inc.	Investment Adviser Ohio National Investments, Inc.
Sub-Adviser(s) N/A	Sub-Adviser(s) Federated Investment Management Company

A side-by-side comparison of the investment objectives, principal investment strategies, and principal risks, appears in Appendix A, hereto.

The Section 26 Applicants submit that the Existing Portfolio and Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks. The investment objective of each Portfolio is to seek to provide total return. Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in fixed-income securities. The fixed income instruments in which each Portfolio may invest include bonds, mortgage-backed securities, asset-backed securities, loan instruments and similar instruments issued by various U.S. and non U.S. public- or private-sector entities. Each Portfolio primarily invests in investment-grade debt securities, and may also invest in high yield debt securities. Specifically, the Existing Portfolio may invest opportunistically in high yield debt instruments. The Replacement Portfolio expects that, under normal conditions, that no more than 15% of the Portfolio’s total assets will be invested in securities that are rated below investment grade (although the Replacement Portfolio may opportunistically invested up to 25% of total assets in non-investment grade debt securities). Each Portfolio may invest in fixed income instruments issued by foreign entities denominated in either U.S. dollars or foreign currencies, including fixed income instruments economically tied to emerging markets. Both Portfolios may invest in derivatives to implement principal investment strategies; however, the Replacement Portfolio will not invest in currency derivative contracts.

Certain differences exist among the Portfolios. Only the Existing Portfolio’s investment objective seeks total return over a market cycle of three to five years, whereas the Replacement Portfolio seeks total return without defining the length of a market cycle. The Replacement Portfolio’s portfolio managers do not expressly define a specific length for a particular market cycle because overtime each cycle can vary in length. Also, the Existing Portfolio seeks to maintain an average weighted maturity between five and ten years. The Replacement Portfolio has no set average maturity parameter but the average maturity of the Portfolio’s benchmark was 5.92 as of December 31, 2019, within the average weighted maturity targeted by the Existing Portfolio. The Existing Portfolio employs a value approach toward fixed-income investing and relies upon value measures to guide its decisions regarding sector, security and country selection. The Existing Portfolio’s adviser also measures various types of risk by monitoring interest rates, inflation, the shape of the yield curve, credit risk, prepayment risk, country risk and currency valuations. Similarly, the Replacement Portfolio utilizes a five-part investment process, focusing on: duration; yield curve; sector allocation; security selection and currency management to guide its portfolio management decisions. The Existing Portfolio includes consideration of information about environmental, social and governance issues as part of its principal investment strategy. Similarly, the Replacement Portfolio includes consideration of information about environmental, social and governance issues as part of its investment strategy (although it is not disclosed as a principal investment strategy). Despite any differences between the Portfolios, the Section 26 Applicants believe that the Portfolio’s investment profiles are substantially similar. As of December 31, 2019, the Existing Portfolio invested 90.14% of its assets in fixed income instruments, 7.47% in cash and equivalents and 2.40% in other investments.

Despite certain differences, the Section 26 Applicants submit that the Replacement Portfolio will continue to provide an attractive investment option to Contract owners seeking total return through a fund with exposure to fixed income investment.

Assets, Fees and Expenses of the Portfolios

A side-by-side comparison of the fees and expenses and the net assets of the Existing Portfolio and Replacement Portfolio appears in Appendix B, hereto.

The total annual net operating expenses for the Replacement Portfolio are estimated to be lower than those of the Existing Portfolio. The combined estimated management fee and 12b-1 fee for the Replacement Portfolio is lower than the combined management fee and 12b-1 fee for the Existing Portfolio.

Performance History (as of December 31, 2019)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Morgan Stanley VIF Core Plus Fixed Income Portfolio (Class II)	10.61%	5.09%	4.03%	4.83%
Bloomberg Barclays US Aggregate Bond Index TR USD (reflects no deduction for fees, expenses, or taxes)	8.72%	4.03%	3.05%	3.75%
Replacement Portfolio – ON Federated Core Plus Bond Portfolio	N/A	N/A	N/A	N/A
ICE BofAML US Broad Market Index TR USD (reflects no deduction for fees, expenses, or taxes)	8.88%	4.12%	3.11%	3.83%
Federated Total Return Bond Fund (Institutional Shares) (reflects deductions for fees and expenses but not taxes)	9.73%	4.33%	3.54%	4.21%

6.       Substitution No. 6: PIMCO Total Return Portfolio (Administrative Share Class) replaced by ON Federated Core Plus Bond Portfolio

Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Existing Portfolio	Replacement Portfolio
PIMCO Total Return Portfolio (Administrative Share Class)	ON Federated Core Plus Bond Portfolio
Investment Adviser Pacific Investment Management Company LLC	Investment Adviser Ohio National Investments, Inc.
Sub-Adviser(s) N/A	Sub-Adviser(s) Federated Investment Management Company

A side-by-side comparison of the investment objectives, principal investment strategies, and principal risks, appears in Appendix A, hereto.

The Section 26 Applicants submit that the Existing Portfolio and Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks. The investment objective of each Portfolio is to seek to provide total return. Each Portfolio seeks to achieve its investment objective by investing mainly in fixed income investments; the Existing Portfolio invests at least 65% of its total assets in fixed income investments, and the Replacement Portfolio invests at least 80% of its net assets in fixed income investments. The fixed income instruments in which each Portfolio may invest include bonds, mortgage-backed securities, asset-backed securities, inflation-linked investments and similar instruments issued by various U.S. and non U.S. public- or private-sector entities. Each Portfolio primarily invests in investment-grade debt securities, and may also invest in high yield debt securities. The Existing Portfolio may invest up to 20% of its total assets in high yield debt instruments, and the Replacement Portfolio expects that, under normal conditions, no more than 15% of the Portfolio’s total assets will be invested in securities that are rated below investment grade (although the Replacement Portfolio may opportunistically invest up to 25% of total assets in non-investment grade debt securities). Each Portfolio may invest in fixed income instruments issued by foreign entities denominated in either U.S. dollars or foreign currencies, including fixed income instruments economically tied to emerging markets. Both Portfolios may invest in derivatives to implement principal investment strategies; however, the Replacement Portfolio will not invest in currency derivative contracts.

Certain differences exist among the Portfolios. Only the Existing Portfolio’s investment objective seeks maximum total return consistent with preservation of capital and prudent investment management, whereas the Replacement Portfolio simply seeks total return. Although the Replacement Portfolio’s investment objective does not expressly identify preservation of capital and prudent investment management, the Replacement Portfolio’s portfolio managers consider preservation of capital and prudent investment management during the portfolio construction process. Only the Existing Portfolio may invest up to 10% of its total assets in preferred securities, convertible securities and other equity related securities as part of its principal investment strategy. As of December 31, 2019, the Existing Portfolio invested 0.98% of its assets in preferred securities, convertible securities and other equity related securities. Also, only the Existing Portfolio seeks to maintain an average portfolio duration within (plus or minus) two years of the Bloomberg Barclays U.S. Aggregate Index, which as of December 31, 2019 was 5.92. The Replacement Portfolio has no set duration parameters but the duration of the Portfolio’s benchmark was 5.81 as of December 31, 2019, within the average duration targeted by the Existing Portfolio. Despite any differences between the Portfolios, the Section 26 Applicants believe that the Portfolio’s investment profiles will be similar. As of December 31, 2019, the Existing Portfolio invested primarily in fixed income instruments. With respect to its fixed income assets, as of December 31, 2019, the Existing Portfolio invested 89.46% of its assets in fixed income instruments, 9.41% in cash and equivalents and 1.13% in other investments. The maximum amounts the Existing Portfolio and Replacement Portfolio can invest in non-U.S. dollar denominated fixed income securities and foreign currencies is 30% (will normally not exceed 20%) and 20% (will normally not exceed 10%), respectively.

Despite certain differences, the Section 26 Applicants submit that the Replacement Portfolio will continue to provide an attractive investment option to Contract owners seeking total return through a fund with exposure to fixed income investments.

Assets, Fees and Expenses of the Portfolios

A side-by-side comparison of the fees and expenses and the net assets of the Existing Portfolio and Replacement Portfolio appears in Appendix B, hereto.

The total annual net operating expenses for the Replacement Portfolio are estimated to be lower than those of the Existing Portfolio. The combined estimated management fee and 12b-1 fee for the Replacement Portfolio is lower than the combined management fee and 12b-1 fee for the Existing Portfolio.

Performance History (as of December 31, 2019)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – PIMCO Total Return Portfolio (Administrative Share Class)	8.36%	4.18%	3.12%	3.88%
Bloomberg Barclays US Aggregate Bond Index TR USD (reflects no deduction for fees, expenses, or taxes)	8.72%	4.03%	3.05%	3.75%
Replacement Portfolio – ON Federated Core Plus Bond Portfolio	N/A	N/A	N/A	N/A
ICE BofAML US Broad Market TR USD (reflects no deduction for fees, expenses, or taxes)	8.88%	4.12%	3.11%	3.83%
Federated Total Return Bond Fund (Institutional Shares) (reflects deductions for fees and expenses but not taxes)	9.73%	4.33%	3.54%	4.21%

D. Contract-Level Information

The following table provides the number of registered open-end investment companies that are investment options and their investment styles available under the Contracts immediately before and after the proposed Substitutions.

Contracts	Total No. of Funds Before/After Sub.	Total No. of Money Market Funds Before/After Sub.	Total No. of Fixed Income Funds Before/After Sub.	Total No. of Equity Funds Before/After Sub.	Total No. of Allocation Funds Before/After Sub.	Total No. of Morningstar Categories Before/After Sub.

Ohio National Variable Account A

ONcore series

(333-86603; 333-43513; 333-43515; 333-52006; 333-43511; 333-134288; 333-134982; 333-156430; 333-156432; 333-164073; 333-164070; 333-164069; 333-164075; 333-171785; 333-182249; 333-182248; 333-182250; 333-212677)

	86/83	1/1	10/9	50/50	25/23	26/26
Ohio National Variable Account A Top series (033-62282; 333-05848; 333-10907; 002-91213; 002-78652)	78/75	1/1	9/8	48/48	20/18	25/25
Ohio National Variable Account B Top series (033-62284; 002-78653; 002-91214)	78/75	1/1	9/8	48/48	20/18	25/25
Ohio National Variable Account D Retirement Advantage (033-81784)	79/77	1/1	7/6	48/48	23/22	26/26
National Security Variable Account N NScore series (333-164072; 333-76352; 333-156428; 333-164068; 333-125856; 333-164071; 333-131513; 333-76350; 333-164074)	86/83	1/1	10/9	50/50	25/23	26/26

E.	Procedures for the Proposed Substitutions

1.	Contract Owner Notification

At least 30 days prior to the Substitution Date, the Section 26 Applicants will deliver to all affected Contract owners prospectus supplements filed with the Commission or other supplemental disclosure documents that describe the proposed Substitutions (collectively, the “Supplements”). The Supplements will:

●	Provide Contract owners notice of the respective Insurance Company Applicant’s intent to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the Existing Portfolios as described herein on the Substitution Date;

●	Advise Contract owners that for at least thirty (30) days before the Substitution Date, they are permitted to make at least one transfer of Contract value from each subaccount investing in an Existing Portfolio (“Existing Portfolio Subaccount”) to any other available investment option offered under their Contract, without any transfer charge (and without the transfer being counted as a transfer for purposes of transfer charges that would otherwise be applicable under the terms of the Contracts);

●	Instruct Contract owners how to submit transfer requests in light of the proposed Substitutions;

●	Advise Contract owners that any Contract value remaining in an Existing Portfolio Subaccount on the Substitution Date will be transferred to a subaccount investing in the corresponding Replacement Portfolio (“Replacement Portfolio Subaccount”), and that the Substitutions will take place at relative net asset value;

●	Inform Contract owners that for at least 30 days following the Substitution Date, they will be permitted to make at least one transfer of Contract value from each Replacement Portfolio Subaccount to any other available investment option offered under their Contract, without any transfer charge (and without the transfer being counted as a transfer for purposes of transfer charges that would otherwise be applicable under the terms of the Contracts); and

●	Inform Contract owners that, except as described in the market timing/short-term trading provisions of the relevant prospectus or limitations imposed by Death Benefit Riders or Living Benefit Riders with investment restrictions, the Insurance Company Applicants will not exercise any right they may have under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

At least 30 days prior to the Substitution Date, the Section 26 Applicants will also deliver to affected Contract owners a prospectus for each applicable Replacement Portfolio.

Within five business days after the Substitution Date, the Insurance Company Applicants will send Contract owners a written confirmation of the completed proposed Substitutions in accordance with Rule 10b-10 under the 1934 Act. The confirmation statement will include or be accompanied by a statement that reiterates the free transfer rights disclosed in the Supplements. The confirmation will also reflect the Contract owners’ Contract values before and after the Substitution(s).

2.	Redemption or Purchase of Shares

The Insurance Company Applicants will execute the Substitutions as soon as practicable following the issuance of the requested order in connection with this Application.

Redemption requests and purchase orders will be placed simultaneously so that Contract values will remain fully invested at all times. Each Substitution will take place at the applicable Existing and Replacement Portfolios’ relative per share net asset values determined on the Substitution Date in accordance with Section 22 of the 1940 Act and Rule 22c-1 thereunder. Accordingly, the proposed Substitutions will have no negative financial impact on any Contract owner. Each proposed Substitution will be effected by having each Existing Portfolio Subaccount redeem its Existing Portfolio shares in cash and/or in-kind (as described herein) on the Substitution Date at net asset value per share and purchase shares of the appropriate Replacement Portfolio at net asset value per share calculated on the same date.

Redemptions and repurchases that occur in connection with effecting a Substitution will not count as a transfer for purposes of transfer fees that would otherwise be applicable under the terms of the Contracts. From at least 30 days prior to the Substitution Date through 30 days following the Substitution Date, affected Contract owners will be permitted to make at least one transfer of Contract value from each Existing Portfolio Subaccount (before the Substitution) or each Replacement Portfolio Subaccount (after the Substitution) to any other available investment option under the Contract, without charge. Further, on the Substitution Date, Contract values attributable to investments in each Existing Portfolio will be transferred to the corresponding Replacement Portfolio without charge and without being subject to any transfer limitations.

Moreover, except as described in any market timing/short-term trading provisions of the relevant prospectus or limitations imposed by Death Benefit Riders or the Living Benefit Riders with investment restrictions, the Insurance Company Applicants will not exercise any right they may have under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

The process for accomplishing the transfer of assets from each Existing Portfolio to its corresponding Replacement Portfolio will be determined on a case-by-case basis. In some cases, it is expected that the Substitutions will be effected by redeeming shares of an Existing Portfolio for cash and using the cash to purchase shares of the Replacement Portfolio. In other cases, it is expected that the Substitutions will be effected by redeeming the shares of an Existing Portfolio in-kind; those assets will then be contributed in-kind to the corresponding Replacement Portfolio to purchase shares of that Portfolio. All in-kind redemptions from an Existing Portfolio of which any of the Section 26 Applicants is an affiliated person will be effected in accordance with the conditions set forth in the Commission staff’s no-action letter issued to Signature Financial Group, Inc. (Dec. 28, 1999). In-kind purchases of shares of a Replacement Portfolio will be conducted as described in Section VI of this Application.

3.	Limits on Expenses

The Insurance Company Applicants or an affiliate will pay all expenses and transaction costs reasonably related to the proposed Substitutions, including all legal, accounting, and brokerage expenses relating to the proposed Substitutions, the below described disclosure documents, and this Application. No costs of the proposed Substitutions will be borne directly or indirectly by Contract owners. Contract owners will not incur any fees or charges as a result of the proposed Substitutions, nor will their rights or the obligations of the Insurance Company Applicants under the Contracts be altered in any way. The proposed Substitutions will not cause the fees and charges under the Contracts currently being paid by Contract owners to be greater after the proposed Substitutions than before the proposed Substitutions. The charges for optional death benefit and living benefit riders may change from time to time in accordance the applicable rider and as disclosed in the applicable prospectus and any such changes would be unrelated to the proposed Substitutions. No fees will be charged on the transfers made on the Substitution Date because the proposed Substitutions will not be treated as a transfer for the purpose of assessing transfer charges or, if applicable, for determining the number of remaining permissible transfers in a Contract year.

With respect to Substitutions 1 and 2, for a period of two (2) years following the Substitution Date and for those Contracts with assets allocated to the applicable Existing Portfolio on the Substitution Date, the Insurance Company Applicants will make a corresponding reduction in Separate Account (or subaccount) expenses, no later than the last business day of each fiscal quarter, to Contract owners whose subaccount invests in the applicable Replacement Portfolio to the extent that the applicable Replacement Portfolio’s annual net operating expenses for such period exceeds, on an annualized basis, the annual net operating expenses of the corresponding Existing Portfolio for fiscal year 2019.

With respect to Substitutions 3 and 4-6, ONII will enter into a written contract with the applicable Replacement Portfolio whereby during the two years following the Substitution Date the annual net operating expenses of the applicable Replacement Portfolio will not exceed the annual net operating expenses of the Existing Portfolio for the fiscal year ended December 31, 2019.

4.	State Approval

The Insurance Company Applicants will seek all required approvals from state insurance regulators for the proposed Substitutions and comply with any applicable regulatory requirements in each jurisdiction where the Contracts are qualified for sale to the extent necessary to complete the proposed Substitutions.

V. REQUEST FOR ORDER OF APPROVAL UNDER SECTION 26(C) OF THE 1940 ACT

The Section 26 Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions.

A.	Applicable Law

Section 26(c) of the 1940 Act makes it unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission approves the substitution. Section 26(c) requires the Commission to issue an order approving a substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 26(c) (then denominated as Section 26(b)) was enacted as part of the Investment Company Act Amendments of 1970 (“1970 Amendments”). Prior to the 1970 Amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust's security holders of the substitution within five days after such substitution. In 1966, the Commission was concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in a unit investment trust following a substitution.4 The Commission recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval. Congress responded to the Commission's concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by a unit investment trust. The Senate Report on the bill explained the purpose of Section 26(c) as follows:

The proposed amendment recognizes that in the case of a unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.5

The legislative history makes clear that the purpose of Section 26(c) is to protect the expectation of investors in a unit investment trust that the trust will accumulate shares of a particular issuer by preventing unscrutinized substitutions that might, in effect, force shareholders dissatisfied with the substituted security to redeem their shares, thereby possibly incurring either a loss of the sales load deducted from initial premium payments, an additional sales load upon reinvestment of the redemption proceeds, or both.6 Moreover, a Contract owner forced to redeem may suffer adverse tax consequences. Section 26(c) affords this protection to investors by preventing a depositor or trustee of a unit investment trust that holds shares of one issuer from substituting for those shares the shares of another issuer unless the Commission approves that substitution.

B.	Basis for a Section 26(c) Order

The Substitutions are in furtherance of the exercise, by the Insurance Company Applicants, of rights reserved under the Contracts and disclosed in prospectuses relating thereto. Furthermore, the terms and conditions of the Substitutions are consistent with the principles and purposes of Section 26(c) and do not entail any of the abuses that Section 26(c) is designed to prevent. The proposed Substitutions will not result in the type of costly forced redemption that Section 26(c) was intended to guard against and, for the following reasons, are consistent with the protection of investors and the purposes fairly intended by the 1940 Act.

[4]	House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

[5]	S. Rep. No. 184, 91st Cong., 1st Sess. 41 (1969); H. Rep. No. 1382, 91st Cong., 2d. Sess. 33 (1970).

[6]	House Comm. on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

The Section 26 Applicants agree that any order granting the requested relief will be subject to the following conditions:

(1)       The Substitutions will not be effected unless the Insurance Company Applicants determine that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the Application; (b) the Substitutions can be consummated as described in the Application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

(2)       The Insurance Company Applicants or their affiliates will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract owners to effect the Substitutions.

(3)       The Substitutions will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.

(4)       The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for affected Contract owners as a result of the Substitutions.

(5)       The rights or obligations of the Section 26 Applicants under the Contracts of affected Contract owners will not be altered in any way. The Substitutions will not adversely affect any riders under the Contracts since each Replacement Portfolio will be an allowable investment option for use with such riders as of the Substitution Date.

(6)       Affected Contract owners will be permitted to make at least one transfer of Contract value from each Existing Portfolio Subaccount (before the Substitution Date) or each Replacement Portfolio Subaccount (after the Substitution Date) to any other available investment option under the Contract, without charge, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus or limitations imposed by Death Benefit Riders or Living Benefit Riders with investment restrictions, the Insurance Company Applicants will not exercise any right they may have under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

(7)       All affected Contract owners will be notified, at least 30 days before the Substitution Date about: (a) the intended substitution of the Existing Portfolios with the Replacement Portfolios; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, the Insurance Company Applicants will deliver to all affected Contract owners, at least 30 days before the Substitution Date, a prospectus for each applicable Replacement Portfolio.

(8)      The Insurance Company Applicants will deliver to each affected Contract owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the Supplements; and (c) before and after account values.

(9)      With respect to Substitutions 1 and 2, for a period of two (2) years following the Substitution Date and for those Contracts with assets allocated to the applicable Existing Portfolio on the Substitution Date, the Insurance Company Applicants will make a corresponding reduction in Separate Account (or subaccount) expenses, no later than the last business day of each fiscal quarter, to Contract owners whose subaccount invests in the applicable Replacement Portfolio to the extent that the applicable Replacement Portfolio’s annual net operating expenses for such period exceeds, on an annualized basis, the annual net operating expenses of the corresponding Existing Portfolio for fiscal year 2019.

The Section 26 Applicants further agree that separate account charges or expenses (e.g., mortality and expense risk and account expense charges) of any subaccounts investing in the Substitution 1 and 2 Replacement Portfolios for any applicable Contract owner on the Substitution Date will not be increased at any time during the two year period following the Substitution Date.

(10)    In addition, with respect to Substitutions 3 and 4-6, ONII will enter into a written contract with the applicable Replacement Portfolio whereby during the two years following the Substitution Date the annual net operating expenses of the applicable Replacement Portfolio will not exceed the annual net operating expenses of the Existing Portfolio for the fiscal year ended December 31, 2019.

The Section 26 Applicants further agree that separate account charges or expenses (e.g., mortality and expense risk account expenses charges) of any subaccounts investing in the Substitution 3–6 Replacement Portfolios for any applicable Contract owner on the Substitution Date will not be increased at any time during any period there is a cap on fund expenses.

(11)    The Substitution 3 and 5-6 Replacement Portfolios will not rely on the Manager of Managers Order unless such action is approved by a majority of the applicable Replacement Portfolio’s outstanding voting securities, as defined in the 1940 Act, at a meeting whose record date is after the applicable Substitution has been effected.

C.	Applicable Precedents

The Section 26 Applicants submit that the Substitutions are consistent with the protection of investors and the policy and provisions of the 1940 Act and supported by applicable precedent.7

[7]	E.g., The Guardian Insurance & Annuity Company, Inc., et al, Investment Company Act Release No. 33566 (July 23, 2019) (notice); Investment Company Act Release No. 33594 (August 20, 2019) (order) (File No. 812-14911); Commonwealth Annuity and Life Insurance Company, et al., Investment Company Act Release No. IC-32615 (Apr. 27, 2017) (notice); Investment Company Act Release No. IC-32644 (May 23, 2017) (order) (File No. 812-14646);New York Life Insurance and Annuity Corporation, et al., Investment Company Act Release No. 32193 (Jul. 26, 2016) (notice); Investment Company Act Release No. 32227 (Aug. 23, 2016) (order) (File No. 812-14589) [hereinafter New York Life 1]; Minnesota Life Insurance Company, et al., Investment Company Act Release No. 30999 (Mar. 28, 2014) (notice); Investment Company Act Release No. 31028 ( Apr. 24, 2014) (order) (File No. 812-14203) [hereinafter Minnesota Life]; Lincoln National Life Insurance Company, et al., Investment Company Act Release No. 30468 (Apr. 18, 2013) (notice); Investment Company Act Release No. 30517 (May 14, 2013) (order) File No. 812-14063; Mutual of America Life Insurance Company et al., Investment Company Act Release No. 30292 (Dec. 5, 2012) (notice); Investment Company Act Release No. 30335 (Dec. 31, 2012) (order) (File No. 812-14059); New York Life Insurance and Annuity Corporation, et al., Investment Company Act Release No. 29923 (Jan. 19, 2012) (notice); Investment Company Act Release No. 29947 (Feb. 14, 2012) (order) (File No. 812-13903) [hereinafter New York Life 2]; TIAA-CREF Life Insurance Company, et al., Investment Company Act Release Nos. 29687 (June 1, 2011) (notice) and 29709 (June 28, 2011) (order) (File No. 812-13791); Country Investors, supra, note 2; and Allianz, supra, note 2.

D.	Request for an Order of Approval

The Section 26 Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Substitutions. The Section 26 Applicants submit that, for all the reasons stated above, the Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

VI. REQUEST FOR AN ORDER UNDER SECTION 17(b) OF THE 1940 ACT

The Section 17 Applicants respectfully request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the In-Kind Transactions.

A.	Applicable Law

Section 17(a). Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the 1940 Act generally prohibits the same persons, acting as principals, from knowingly purchasing any security or other property from the registered investment company.

Section 2(a)(3) of the 1940 Act defines the term “affiliated person” of another person, in relevant part, as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly o wned, controlled, or held with power to vote, by such other person; [or] (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person . . . .

Section 2(a)(9) of the 1940 Act states that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.

Currently, the Insurance Company Applicants, through their Separate Accounts, own more than 25% of the shares of each Existing Portfolio and each corresponding Replacement Portfolio involved in Substitutions 3–5, and therefore may be deemed to be a control person of such Existing Portfolio and each corresponding Replacement Portfolio. In addition, ONII, as the investment manager of each Replacement Portfolio in Substitutions 3-6, may be deemed to be a control person thereof. Because the Insurance Company Applicants and ONII are under common control, entities that they control likewise may be deemed to be under common control, and thus affiliated persons of each other, notwithstanding the fact that the Contract owners may be considered the beneficial owners of those shares held in the Separate Accounts.

Each Existing Portfolio and the corresponding Replacement Portfolio also may be deemed to be affiliated persons of affiliated persons. This result follows from the fact that, regardless of whether the Insurance Company Applicants can be considered to control an applicable Existing Portfolio and the corresponding Replacement Portfolio, the Insurance Company Applicants may be deemed to be affiliated persons thereof because they, through their Separate Accounts, own of record 5% or more of the outstanding shares of such Portfolios. In addition, the Insurance Company Applicants may be deemed affiliated persons of each applicable Replacement Portfolio because their affiliate, ONII, may be deemed to control each applicable Replacement Portfolio by virtue of serving as its investment adviser. As a result of these relationships, an applicable Existing Portfolio may be deemed to be an affiliated person of an affiliated person (the Insurance Company Applicants or the Separate Accounts) of each corresponding Replacement Portfolio, and vice versa.

In-Kind Transactions. The proposed In-Kind Transactions with respect to Substitutions 3-6, therefore, could be seen as the indirect purchase of shares of the applicable Replacement Portfolios with portfolio securities of the corresponding Existing Portfolios and conversely the indirect sale of portfolio securities of the applicable Existing Portfolios for shares of the corresponding Replacement Portfolios. The proposed In-Kind Transactions with respect to Substitutions 3-6 also could be categorized as a purchase of shares of the applicable Replacement Portfolios by the corresponding Existing Portfolios, acting as principal, and a sale of portfolio securities by the applicable Existing Portfolios, acting as principal, to the corresponding Replacement Portfolios. In addition, the proposed In-Kind Transactions with respect to Substitutions 3-6 could be viewed as a purchase of securities from the applicable Existing Portfolios and a sale of securities to the corresponding Replacement Portfolios by the Insurance Company Applicants (or the Separate Accounts), acting as principal.8 If characterized in this manner, the proposed In-Kind Transactions with respect to Substitutions 3-6 may be deemed to contravene Section 17(a) due to the affiliated status of these entities. Because the proposed Substitutions may be effected, in whole or in part, by means of In-Kind Transactions, the proposed Substitutions may be deemed to involve one or more purchases or sales of securities or property between affiliated persons.

[8]	We note, in this regard, that the position taken by the Commission’s staff in Signature Financial Group, Inc., SEC Staff No-Action Letter (Dec. 28, 1999), with respect to enforcement of Section 17(a) in the context of in-kind redemptions by affiliates, is not contrary to the Section 17 Applicants’ request, as that letter specifically states that redemptions in-kind by a fund to affiliated shareholders “trigger” Section 17(a), even though the staff would not recommend enforcement action against such a fund so long as certain conditions that are consistent with the purposes of Section 17(a) are met.

Section 17(b). Section 17(b) of the 1940 Act provides that the Commission may, upon application, issue an order exempting any proposed transaction from the provisions of Section 17(a) if evidence establishes that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the 1940 Act; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

B.	Basis for a Section 17(b) Order

The Section 17 Applicants submit that the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants also submit that the proposed In-Kind Transactions are consistent with the policies of the applicable Existing Portfolios and corresponding Replacement Portfolios involved in such Transactions, as recited in their current registration statement and reports filed with the Commission. Finally, the Section 17 Applicants submit that the proposed In-Kind Transactions are consistent with the general purposes of the 1940 Act.

The Commission has previously granted exemptions from Section 17(a), in circumstances substantially identical in all material respects to those presented in this Application, to applicants who have proposed to effect substitution transactions by redeeming in-kind the shares of the current investment company and purchasing shares of the new substitute investment company by using investment securities of the type that the substitute investment company might otherwise purchase in the ordinary course of business.9 In those instances, the Commission has issued orders pursuant to Section 17(b) of the 1940 Act where the expense of liquidating such investment securities and using the cash proceeds to purchase shares of the substitute investment company would have reduced the value of the investors’ ultimate investment in such shares.

1.        Reasonableness and Fairness and the Absence of Overreaching

The Section 17 Applicants maintain that the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, are reasonable, fair, and do not involve overreaching because: (1) the proposed In-Kind Transactions will not adversely affect or dilute the interests of Contract owners; and (2) the proposed In-Kind Transactions will comply with the conditions set forth in Rule 17a-7 and the 1940 Act, other than the requirement relating to cash consideration, as described below.

[9]	See, e.g., New York Life 1, New York Life 2, and Minnesota Life, supra note 7.

The In-Kind Transactions will be effected at the respective net asset values of the applicable Existing Portfolios and corresponding Replacement Portfolios involved, as determined in accordance with the procedures disclosed in their respective registration statements and as required by Rule 22c-1 under the 1940 Act. The In-Kind Transactions will not change the dollar value of any Contract owner’s investment in any of the Separate Accounts, the value of any Contract, the accumulation value or other value credited to any Contract, or the death benefit payable under any Contract. Immediately after the proposed In-Kind Transactions, the value of a Separate Account’s investment in the applicable Replacement Portfolio will equal the value of its investments in the corresponding Existing Portfolio (together with the value of any pre-existing investments in the applicable Replacement Portfolio) immediately before the In-Kind Transactions.

In addition, the Section 17 Applicants represent that the In-Kind Transactions will be in compliance with the conditions of Rule 17a-7, which outline the types of safeguards that parties to such transactions should implement to ensure that the terms of a transaction involving a registered investment company and an affiliated person thereof are fair and reasonable, and that the transaction does not involve overreaching on the part of any person involved in the transaction.

When the Commission initially proposed and adopted Rule 17a-7, it noted that the purpose of the Rule was to eliminate the filing and processing of applications “in circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) could not be made” by establishing conditions as to the availability of the exemption that are limited “to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction.” 10 When the Commission amended Rule 17a-7 in 1981 to cover transactions involving non-investment company affiliates, it indicated that such transactions could be reasonable and fair and not involve overreaching if appropriate conditions were imposed on the transaction.11

The Section 17 Applicants respectfully submit that because the proposed In-Kind Transactions would comply in substance with the principal conditions of Rule 17a-7, the Commission should consider the extent to which the In-Kind Transactions would meet these or other similar conditions and issue an order if such conditions would provide the substance of the protections embodied in Rule 17a-7. The Section 17 Applicants represent that the proposed In-Kind Transactions will comply with the conditions of Rule 17a-7, except that the consideration paid for the securities being purchased or sold will not be cash.

[10]	Investment Company Act Release Nos. 4604 (May 20, 1966) (proposing release) and 4697 (Sept. 8, 1966) (adopting release).

[11]	Investment Company Act Release No. 11136 (Apr. 21, 1980) (proposing release).

The proposed In-Kind Transactions will be effected based upon the independent current market price of the portfolio securities as specified in paragraph (b) of Rule 17a 7. The proposed In-Kind Transactions will be consistent with the policy of each registered investment company and separate series thereof participating in the In-Kind Transactions, as recited in the relevant registered investment companies’ registration statements or reports in accordance with paragraph (c) of Rule 17a-7. In addition, the proposed In-Kind Transactions will comply with paragraph (d) of Rule 17a-7 because no brokerage commission, fee, or other remuneration (except for any customary transfer fees) will be paid to any party in connection with the proposed In-Kind Transactions. Moreover, the applicable Existing Portfolios and corresponding Replacement Portfolios will be responsible for compliance with the applicable board oversight and fund governance provisions of paragraphs (e) and (f) of Rule 17a-7. Finally, a written record of the proposed In-Kind Transactions will be maintained and preserved in accordance with paragraph (g) of Rule 17a-7.12

Even though the proposed In-Kind Transactions will not comply with the cash consideration requirement of paragraph (a) of Rule 17a-7, the terms of the proposed In-Kind Transactions will offer to the applicable Existing Portfolios and corresponding Replacement Portfolios the same degree of protection from overreaching that Rule 17a-7 generally provides in connection with the purchase and sale of securities under that Rule in the ordinary course of business. In particular, the Section 17 Applicants cannot effect the proposed In-Kind Transactions at a price that is disadvantageous to either the applicable Existing Portfolio or corresponding Replacement Portfolio, and the proposed In-Kind Transactions will not occur absent an exemptive order from the Commission. The Section 17 Applicants intend that the In-Kind Transactions will be carried out in substantial compliance with the other conditions of Rule 17a-7 as discussed above.

2.        Consistency with the Policy of Each Portfolio Concerned

The proposed redemption of shares of the applicable Existing Portfolios will be consistent with its investment policies, as recited in its current registration statement, because the shares will be redeemed at their net asset value in conformity with Rule 22c-1 under the 1940 Act. Likewise, the proposed sale of shares of the applicable Replacement Portfolios for investment securities will be consistent with its investment policies, as recited in its registration statement, because: (1) the shares will be sold at their net asset value; and (2) the investment securities will be of the type and quality that the applicable Replacement Portfolios could have acquired with the proceeds from the sale of their shares had the shares been sold for cash. To assure the second of these conditions is met, with respect to Substitutions 3-6, ONII (or its subadviser) will continue to manage the assets that are being transferred to each applicable Replacement Portfolio after the Substitution and will examine the portfolio securities being transferred to the applicable Replacement Portfolio to ensure that they are consistent with the Replacement Portfolio’s investment objective and policies and could have been acquired by the Replacement Portfolio in a cash transaction.

[12]	Because the relevant Separate Accounts have not adopted procedures pursuant to Rule 17a-7, they cannot effect the Substitution pursuant to such procedures nor can they maintain copies of such procedures. Nonetheless, the Section 17 Applicants represent that they will maintain all records relating to the Substitution in a manner consistent with Rule 17a-7.

3.        Consistency with the General Purposes of the 1940 Act

The proposed In-Kind Transactions, as described herein, are consistent with the general purposes of the 1940 Act as stated in the Findings and Declaration of Policy in Section 1 of the 1940 Act. The proposed In-Kind Transactions do not present any conditions or abuses that the 1940 Act was designed to prevent. In particular, Sections 1(b)(2) and 1(b)(3) of the 1940 Act state, among other things, that the national public interest and the interest of investors are adversely affected “when investment companies are organized, operated, managed, or their portfolio securities are selected in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof… or in the interest of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders;… when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities.” As explained above, the terms of the proposed In-Kind Transactions are designed to prevent the abuses described in Sections 1(b)(2) and 1(b)(3) of the 1940 Act.

C.	Request for an Order

The Section 17 Applicants respectfully submit that, for all the reasons stated above, the Commission should issue an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the proposed In-Kind Transactions described above. The Section 17 Applicants assert that the terms of the proposed In-Kind Transactions as set forth herein, including the consideration to be paid and received, are reasonable and fair to: (1) applicable Existing Portfolios and corresponding Replacement Portfolios; and (2) Contract owners. The Section 17 Applicants also assert that the proposed In-Kind Transactions do not involve overreaching on the part of any person concerned. Furthermore, the Section 17 Applicants represent that the proposed In-Kind Transactions are, or will be, consistent with all relevant policies of (1) the applicable Existing Portfolios and corresponding Replacement Portfolios as stated in their respective registration statements and reports filed under the 1940 Act, and (2) the general purposes of the 1940 Act.

VII.       CONCLUSION

For the reasons and upon the facts set forth in this Application, the Section 26 Applicants and Section 17 Applicants, respectively, submit that the proposed Substitutions and the related In-Kind Transactions meet the standards of Section 26(c) of the 1940 Act and Section 17(b) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and an order of exemption pursuant to Section 17(b) of the 1940 Act and that such orders be made effective as soon as possible.

VIII.      PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, the Section 26 Applicants and the Section 17 Applicants, state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

The Section 26 Applicants and Section 17 Applicants, desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Statements of Authorization and Verifications required by Rule 0-2(d) with respect to the filing of this Application by the respective Section 26 Applicants and Section 17 Applicants, are attached hereto as Exhibit A.

All requirements of the charter documents of each Section 26 Applicant and each Section 17 Applicant, have been complied with in connection with the execution and filing of this Application and each person signing the Application is fully authorized to do so.

Pursuant to Rule 0-2(c) the Resolutions authorizing the officers of each Section 26 Applicant, and each Section 17 Applicant, to sign and file the Application were previously filed as Exhibits B, C, D and E to the Application filed on February 27, 2020. These resolutions remain in full force and effect.

Appendix A – Fund Investment Objective, Principal Investment Strategies and Principal Risks

The investment objective, principal investment strategies and principal risk information included in this Appendix A for the Existing Portfolios and the Replacement Portfolios is based on information as presented in the applicable fund prospectuses dated on or about May 1, 2020 or as later supplemented.

Substitution No. 1

Existing Portfolio	Replacement Portfolio
AB VPS Dynamic Asset Allocation Portfolio (Class B)	AB VPS Global Risk Allocation-Moderate Portfolio (Class B)
Investment Objective The Portfolio seeks to maximize total return consistent with the Adviser’s determination of reasonable risk.	Investment Objective The Portfolio seeks long-term growth of capital while seeking to limit volatility.

Principal Investment Strategy

The Portfolio invests in a globally diversified portfolio of equity and debt securities, including exchange-traded funds, or ETFs, and other financial instruments, and expects to enter into derivatives transactions, such as options, futures contracts, forwards, and swaps to achieve market exposure. The Portfolio’s neutral weighting, from which it will make its tactical asset allocations, is 60% equity exposure and 40% debt exposure. Within these broad components, the Portfolio may invest in any type of security, including common and preferred stocks, warrants and convertible securities, government and corporate fixed-income securities, commodities, currencies, real estate-related securities and inflation-indexed securities. The Portfolio may invest in U.S., non-U.S. and emerging market issuers. The Portfolio may invest in securities of companies across the capitalization spectrum, including smaller capitalization companies. The Portfolio expects its investments in fixed-income securities to have a broad range of maturities and quality levels. The Portfolio is expected to be highly diversified across industries, sectors and countries, and will choose its positions from several market indices world-wide in a manner that is intended to track the performance (before fees and expenses) of those indices.

The Adviser will continuously monitor the risks presented by the Portfolio’s asset allocation and may make frequent adjustments to the Portfolio’s exposures to different asset classes. Using its proprietary Dynamic Asset Allocation techniques, the Adviser adjusts the Portfolio’s exposure to the equity and debt markets, and to segments within those markets, in response to the Adviser’s assessment of the relative risks and returns of those segments. For example, when the Adviser determines that equity market volatility is particularly low and that, therefore, the equity markets present reasonable return opportunities, the Adviser may increase the Portfolio’s equity exposure to as much as 80%. Conversely, when the Adviser determines that the risks in the equity markets are disproportionately greater than the potential returns offered, the Adviser may reduce the Portfolio’s equity exposure significantly below the target percentage or may even decide to eliminate equity exposure altogether by increasing the Portfolio’s fixed-income exposure to 100%. This investment strategy is intended to reduce the Portfolio’s overall investment risk, but may at times result in the Portfolio underperforming the markets.

Principal Investment Strategy

In making decisions on the allocation of assets among “growth assets” and “safety assets”, the Adviser uses a risk-weighted allocation methodology based on the expected “tail risk” of each asset class. For purposes of the Portfolio, growth assets include global equities and, at times, high yield fixed-income securities (commonly known as “junk bonds”), and safety assets include government securities of developed countries. This strategy attempts to provide investors with favorable long-term total return while minimizing exposure to material or “tail” losses. To execute this strategy, the percentage loss that will constitute a tail loss is calculated for each asset class based on historical market behavior and on a forward-looking basis through options prices. Portfolio assets are then allocated among asset classes so that growth assets contribute the majority of the expected risk of tail loss (“tail risk”) of the Portfolio, and safety assets contribute a lesser amount of tail risk. The Adviser makes frequent adjustments to the Portfolio’s asset class exposures based on these tail risk determinations. To help limit tail risk, the Portfolio utilizes a risk management strategy involving the purchase of put options and sale of call options on equity indices, equity index futures or exchange-traded funds, or ETFs. The Adviser will on a best efforts basis seek to limit the volatility of the Portfolio to no more than 10% on an annualized basis. Actual results may vary.

The Portfolio expects to utilize derivatives and to invest in ETFs to a significant extent. Derivatives and ETFs may provide more efficient and economical exposure to market segments than direct investments, and the Portfolio’s market exposures may at times be achieved almost entirely through the use of derivatives or through the investments in ETFs. Derivatives transactions and ETFs may also be a quicker and more efficient way to alter the Portfolio’s exposure than buying and selling direct investments. As a result, the Adviser expects to use derivatives as one of the primary tools for adjusting the Portfolio’s exposure levels from its neutral weighting. The Adviser also expects to use direct investments and ETFs to adjust the Portfolio’s exposure levels. In determining when and to what extent to enter into derivatives transactions or to invest in ETFs, the Adviser considers factors such as the relative risks and returns expected of potential investments and the cost of such transactions. The Adviser considers the impact of derivatives and ETFs in making its assessment of the Portfolio’s risks.

Currency exchange rate fluctuations can have a dramatic impact on returns, significantly adding to returns in some years and greatly diminishing them in others. To the extent that the Portfolio invests in non-U.S. Dollar-denominated investments, the Adviser will integrate the risks of foreign currency exposures into its investment and asset allocation decision making. The Adviser may seek to hedge all or a portion of the currency exposure resulting from the Portfolio’s investments. The Adviser may also seek investment opportunities through currencies and currency-related derivatives.

The Adviser also assesses tail risk on a security, sector and country basis, and make adjustments to the Portfolio’s allocations within each asset class when practicable. The Portfolio may invest in fixed-income securities with a range of maturities from short- to long-term.

The Adviser expects that the Portfolio’s investments in high yield fixed-income securities will not exceed 10% of the Portfolio’s net assets. The Portfolio’s investments in each asset class will generally be global in nature.

The Adviser expects to utilize a variety of derivatives in its management of the Portfolio, including futures contracts, options, swaps and forwards. Derivatives often provide more efficient and economical exposure to market segments than direct investments, and the Portfolio may utilize derivatives and ETFs to gain exposure to equity and fixed-income asset classes. Because derivatives transactions frequently require cash outlays that are only a small portion of the amount of exposure obtained through the derivative, a portion of the Portfolio’s assets may be held in cash or invested in cash equivalents to cover the Portfolio’s derivatives obligations, such as short-term U.S. Government and agency securities, repurchase agreements and money market funds. At times, a combination of direct securities investments and derivatives will be used to gain asset class exposure so that the Portfolio’s aggregate exposure will substantially exceed its net assets (i.e., so that the Portfolio is effectively leveraged).

Currency exchange rate fluctuations can have a dramatic impact on returns. The Adviser may seek to hedge all or a portion of the currency exposure resulting from Portfolio investments through currency-related derivatives, or decide not to hedge this exposure.

Principal Risks

Market Risk: The value of the Portfolio’s assets will fluctuate as the stock or bond market fluctuates. The value of its investments may decline, sometimes rapidly and unpredictably, simply because of economic changes or other events, including public health crises (including the occurrence of a contagious disease or illness), that affect large portions of the market.

Interest Rate Risk: Changes in interest rates will affect the value of investments in fixed-income securities. When interest rates rise, the value of existing investments in fixed-income securities tends to fall and this decrease in value may not be offset by higher income from new investments. Interest rate risk is generally greater for fixed-income securities with longer maturities or durations.

Credit Risk: An issuer or guarantor of a fixed-income security, or the counterparty to a derivatives or other contract, may be unable or unwilling to make timely payments of interest or principal, or to otherwise honor its obligations. The issuer or guarantor may default, causing a loss of the full principal amount of a security and accrued interest. The degree of risk for a particular security may be reflected in its credit rating. There is the possibility that the credit rating of a fixed-income security may be downgraded after purchase, which may adversely affect the value of the security. Investments in fixed-income securities with lower ratings tend to have a higher probability that an issuer will default or fail to meet its payment obligations.

Allocation Risk: The allocation of investments among different global asset classes may have a significant effect on the Portfolio’s net asset value, or NAV, when one of these asset classes is performing more poorly than others. As both the direct investments and derivatives positions will be periodically adjusted to reflect the Adviser’s view of market and economic conditions, there will be transaction costs that may be, over time, significant. In addition, there is a risk that certain asset allocation decisions may not achieve the desired results and, as a result, the Portfolio may incur significant losses.

Principal Risks

Market Risk: The value of the Portfolio’s investments will fluctuate as the stock or bond market fluctuates. The value of its investments may decline, sometimes rapidly and unpredictably, simply because of economic changes or other events, including public health crises (including the occurrence of a contagious disease or illness), that affect large portions of the market.

Allocation Risk: The allocation of investments among asset classes may have a significant effect on the Portfolio’s net asset value, or NAV, when the asset classes in which the Portfolio has invested more heavily perform worse than the asset classes in-vested in less heavily.

Interest Rate Risk: Changes in interest rates will affect the value of investments in fixed-income securities. When interest rates rise, the value of existing investments in fixed-income securities tends to fall and this decrease in value may not be offset by higher income from new investments. Interest rate risk is generally greater for fixed-income securities with longer maturities or durations.

Credit Risk: An issuer or guarantor of a fixed-income security, or the counterparty to a derivatives or other contract, may be unable or unwilling to make timely payments of interest or principal, or to otherwise honor its obligations. The issuer or guarantor may default, causing a loss of the full principal amount of a security and accrued interest. The degree of risk for a particular security may be reflected in its credit rating. There is the possibility that the credit rating of a fixed-income security may be downgraded after purchase, which may adversely affect the value of the security.

High Yield Securities Risk: Investments in fixed-income securities with ratings below investment grade (commonly known as “junk bonds”) tend to have a higher probability that an issuer will default or fail to meet its payment obligations. These securities may be subject to greater price volatility due to such factors as specific corporate developments, interest rate sensitivity and negative perceptions of the junk bond market generally and may be more difficult to trade than other types of securities.

Foreign (Non-U.S.) Risk: The Portfolio’s investments in securities of non-U.S. issuers may involve more risk than those of U.S. issuers. These securities may fluctuate more widely in price and may be more difficult to trade due to adverse market, economic, political, regulatory or other factors.

Emerging Market Risk: Investments in emerging market countries may have more risk because the markets are less developed and less liquid, and because these investments may be subject to increased economic, political, regulatory or other uncertainties.

Currency Risk: Fluctuations in currency exchange rates may negatively affect the value of the Portfolio’s investments or reduce its returns.

ETF Risk: ETFs are investment companies. When the Portfolio invests in an ETF, the Portfolio bears its share of the ETF’s expenses and runs the risk that the ETF may not achieve its investment objective.

Derivatives Risk: Derivatives may be difficult to price or unwind and leveraged so that small changes may produce disproportionate losses for the Portfolio. Derivatives, especially over-the-counter derivatives are also subject to counterparty risk.

Leverage Risk: When the Portfolio borrows money or otherwise leverages its portfolio, its NAV may be more volatile because leverage tends to exaggerate the effect of changes in interest rates and any increase or decrease in the value of the Portfolio’s in-vestments. The Portfolio may create leverage through the use of reverse repurchase agreements, forward commitments, or by borrowing money.

Illiquid Investments Risk: Illiquid investments risk exists when certain investments are or become difficult to purchase or sell. Difficulty in selling such investments may result in sales at disadvantageous prices affecting the value of your investment in the Portfolio. Causes of illiquid investments risk may include low trading volumes, large positions and heavy redemptions of Portfolio shares.

Foreign (Non-U.S.) Risk: Investments in securities of non-U.S. issuers may involve more risk than those of U.S. issuers. These securities may fluctuate more widely in price and may be more difficult to trade due to adverse market, economic, political, regulatory or other factors.

Currency Risk: Fluctuations in currency exchange rates may negatively affect the value of the Portfolio’s investments or reduce its returns.

Investment in Other Investment Companies Risk: As with other investments, investments in other investment companies, including ETFs, are subject to market and selection risk. In addition, Contractholders of the Portfolio bear both their proportionate share of expenses in the Portfolio (including management fees) and, indirectly, the expenses of the investment companies.

Derivatives Risk: Derivatives may be difficult to price or unwind and leveraged so that small changes may produce disproportionate losses for the Portfolio. Derivatives, especially over-the-counter derivatives are also subject to counterparty risk.

Leverage Risk: Because the Portfolio uses leveraging techniques, its NAV may be more volatile because leverage tends to exaggerate the effect of changes in interest rates and any increase or decrease in the value of the Portfolio’s investments.

Illiquid Investments Risk: Illiquid investments risk exists when certain investments are or become difficult to purchase or sell. Difficulty in selling such investments may result in sales at disadvantageous prices affecting the value of your investment in the Portfolio. Causes of illiquid investments risk may include low trading volumes and large positions. Foreign fixed-income securities may have more illiquid investments risk because secondary trading markets for these securities may be smaller and less well-developed and the securities may trade less frequently. Illiquid investments risk may be higher in a rising interest rate environment, when the value and liquidity of fixed-income securities generally decline.

Capitalization Risk: Investments in small- and mid-capitalization companies may be more volatile than investments in large-capitalization companies. Investments in small- and mid-capitalization companies may have additional risks because these companies have limited product lines, markets or financial resources.

Real Estate Risk: The Portfolio’s investments in real estate securities have many of the same risks as direct ownership of real estate, including the risk that the value of real estate could decline due to a variety of factors that affect the real estate market generally. Investments in real estate investment trusts, or REITs, may have additional risks. REITs are dependent on the capability of their managers, may have limited diversification, and could be significantly affected by changes in taxes.

Management Risk: The Portfolio is subject to management risk because it is an actively-managed investment fund. The Adviser will apply its investment techniques and risk analyses in making investment decisions for the Portfolio, but there is no guarantee that its techniques will produce the intended results. Some of these techniques may incorporate, or rely upon, quantitative models, but there is no guarantee that these models will generate accurate forecasts, reduce risk or otherwise perform as expected.

Non-Diversification Risk: The Portfolio may have more risk because it is “non-diversified”, meaning that it can invest more of its assets in a smaller number of issuers. Accordingly, changes in the value of a single security may have a more significant effect, either negative or positive, on the Portfolio’s NAV.

Management Risk: The Portfolio is subject to management risk because it is an actively-managed investment fund. The Adviser will apply its investment techniques and risk analyses in making investment decisions for the Portfolio, but there is no guarantee that its techniques will produce the intended results. Some of these techniques may incorporate, or rely upon, quantitative models, but there is no guarantee that these models will generate accurate forecasts, reduce risk or otherwise perform as expected.

Substitution No. 2

Existing Portfolio	Replacement Portfolio
PIMCO Global Diversified Allocation Portfolio (Administrative Share Class)	AB VPS Global Risk Allocation – Moderate Portfolio (Class B)
Investment Objective The Portfolio seeks to maximize risk-adjusted total return relative to a blend of 60% MSCI World Index/40% Bloomberg Barclays U.S. Aggregate Index.	Investment Objective The Portfolio seeks long-term growth of capital while seeking to limit volatility.

Principal Investment Strategy

The Portfolio seeks to achieve its investment objective by investing in a combination of Acquired Funds and/or direct investments and utilizing hedging techniques to manage downside risks and total portfolio volatility. The Portfolio will invest under normal circumstances in a combination of affiliated funds registered under the Investment Company Act of 1940, as amended (the “1940 Act”), equity securities, Fixed Income Instruments, forwards and derivatives. “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The Portfolio may invest in Institutional Class or Class M shares of any funds of the PIMCO Funds and PIMCO Equity Series, affiliated open-end investment companies, except other funds of funds and series of PIMCO Funds sub-advised by Gurtin Municipal Bond Management (“Underlying PIMCO Funds”), and may also invest in other affiliated, including funds of PIMCO ETF Trust, and unaffiliated funds, which may or may not be registered under the 1940 Act (collectively, “Acquired Funds”). The Portfolio will invest in Acquired Funds, securities, instruments and other investments to the extent permitted under the 1940 Act, or any exemptive relief therefrom. To the extent the Portfolio invests in Underlying PIMCO Funds, PIMCO expects to select such Underlying PIMCO Funds without considering or canvassing the universe of available unaffiliated Acquired Funds. The Portfolio will invest either directly or indirectly (through a fund) in instruments that are economically tied to at least three countries (one of which may be the United States).

Principal Investment Strategy

In making decisions on the allocation of assets among “growth assets” and “safety assets”, the Adviser uses a risk-weighted allocation methodology based on the expected “tail risk” of each asset class. For purposes of the Portfolio, growth assets include global equities and, at times, high yield fixed-income securities (commonly known as “junk bonds”), and safety assets include government securities of developed countries. This strategy attempts to provide investors with favorable long-term total return while minimizing exposure to material or “tail” losses. To execute this strategy, the percentage loss that will constitute a tail loss is calculated for each asset class based on historical market behavior and on a forward-looking basis through options prices. Portfolio assets are then allocated among asset classes so that growth assets contribute the majority of the expected risk of tail loss (“tail risk”) of the Portfolio, and safety assets contribute a lesser amount of tail risk. The Adviser makes frequent adjustments to the Portfolio’s asset class exposures based on these tail risk determinations. To help limit tail risk, the Portfolio utilizes a risk management strategy involving the purchase of put options and sale of call options on equity indices, equity index futures or exchange-traded funds, or ETFs. The Adviser will on a best efforts basis seek to limit the volatility of the Portfolio to no more than 10% on an annualized basis. Actual results may vary.

The Portfolio’s investments will be utilized, in part, in seeking to limit the Portfolio’s overall volatility. Volatility is a measure of the magnitude of up and down fluctuations in the value of a financial instrument over time and typically results from rapid price swings. Under normal conditions, the Portfolio will seek to target an annualized volatility level of approximately 10%. A higher volatility level indicates more frequent or rapid up and down fluctuations in the value of the Portfolio relative to a lower volatility level. For example, in a more volatile market environment, PIMCO may decrease long derivative positions in volatile assets or assume a short position through derivatives in such assets in an attempt to potentially reduce the Portfolio’s volatility. The Portfolio’s transactions used to target volatility are generally determined by proprietary quantitative models that take into consideration factors that may include asset class volatilities and correlations. The proprietary quantitative models are developed and maintained by PIMCO, and are subject to change over time without notice in PIMCO’s discretion. PIMCO retains discretion to override a model’s recommendation. PIMCO’s use of Acquired Funds and direct investments in seeking to manage volatility will be consistent with the Portfolio’s target asset allocation guidelines described below. There can be no assurance that investment decisions made in seeking to manage Portfolio volatility will achieve the desired results.

The Adviser also assesses tail risk on a security, sector and country basis, and make adjustments to the Portfolio’s allocations within each asset class when practicable. The Portfolio may invest in fixed-income securities with a range of maturities from short- to long-term.

The Adviser expects that the Portfolio’s investments in high yield fixed-income securities will not exceed 10% of the Portfolio’s net assets. The Portfolio’s investments in each asset class will generally be global in nature.

The Adviser expects to utilize a variety of derivatives in its management of the Portfolio, including futures contracts, options, swaps and forwards. Derivatives often provide more efficient and economical exposure to market segments than direct investments, and the Portfolio may utilize derivatives and ETFs to gain exposure to equity and fixed-income asset classes. Because derivatives transactions frequently require cash outlays that are only a small portion of the amount of exposure obtained through the derivative, a portion of the Portfolio’s assets may be held in cash or invested in cash equivalents to cover the Portfolio’s derivatives obligations, such as short-term U.S. Government and agency securities, repurchase agreements and money market funds. At times, a combination of direct securities investments and derivatives will be used to gain asset class exposure so that the Portfolio’s aggregate exposure will substantially exceed its net assets (i.e., so that the Portfolio is effectively leveraged).

On average, the Portfolio will target approximately 60% equity-related exposure and 40% Fixed Income Instruments-related exposure; however, the Portfolio may adjust its overall equity exposure in seeking to manage the Portfolio’s overall volatility. The Portfolio will normally limit its equity- related exposure to 15% to 80% of its total assets. The Portfolio will typically seek to gain equity-related exposure by investing (directly or indirectly through Acquired Funds) in derivatives, including, but not limited to, options, futures contracts or swap agreements, common stock, preferred securities and equity securities of real estate investment trusts. With respect to its direct or indirect (through a fund) investments in equity securities, there is no limitation on the market capitalization range of the issuers in which the Portfolio may invest. The Portfolio may invest up to 10% of its total assets in commodity-related investments (including investment in commodity-related Underlying PIMCO Funds). The Portfolio may invest, without limitation, in securities denominated in foreign currencies and in U.S. dollar-denominated securities of foreign issuers. The Portfolio may invest up to 25% of its total assets in securities and instruments that are economically tied to emerging market countries (this limitation does not apply to investment grade sovereign debt denominated in the local currency with less than 1 year remaining to maturity, which means the Portfolio may invest in such instruments without limitation subject to any applicable legal or regulatory limitation). In addition, the Portfolio may invest in both investment-grade securities and high yield securities (“junk bonds”), subject to a maximum of 10% of its total assets in securities rated below B by Moody’s Investors Service, Inc. (“Moody’s”), or equivalently rated by Standard & Poor’s Ratings Services (“S&P”) or Fitch, Inc. (“Fitch”), or, if unrated, determined by PIMCO to be of comparable quality. In the event that ratings services assign different ratings to the same security, PIMCO will use the highest rating as the credit rating for that security. The Portfolio may purchase and sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales.

Currency exchange rate fluctuations can have a dramatic impact on returns. The Adviser may seek to hedge all or a portion of the currency exposure resulting from Portfolio investments through currency-related derivatives, or decide not to hedge this exposure.

As part of its investment process, PIMCO will seek to reduce exposure to certain downside risks by implementing various hedging transactions. These hedging transactions seek to reduce the Portfolio’s exposure to certain severe, unanticipated market events that could significantly detract from returns. The Portfolio’s hedging transactions are generally determined by a systematic process that seeks to maintain hedge efficacy while reducing the long-term cost of hedging. PIMCO retains discretion to override the output of the systematic process.

Principal Risks

Allocation Risk: the risk that a Portfolio could lose money as a result of less than optimal or poor asset allocation decisions. The Portfolio could miss attractive investment opportunities by underweighting markets that subsequently experience significant returns and could lose value by overweighting markets that subsequently experience significant declines.

Acquired Fund Risk: the risk that a Portfolio’s performance is closely related to the risks associated with the securities and other investments held by the Acquired Funds and that the ability of a Portfolio to achieve its investment objective will depend upon the ability of the Acquired Funds to achieve their investment objectives.

Equity Risk: the risk that the value of equity securities, such as common stocks and preferred securities, may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income securities.

Principal Risks

Market Risk: The value of the Portfolio’s investments will fluctuate as the stock or bond market fluctuates. The value of its investments may decline, sometimes rapidly and unpredictably, simply because of economic changes or other events, including public health crises (including the occurrence of a contagious disease or illness), that affect large portions of the market.

Allocation Risk: The allocation of investments among asset classes may have a significant effect on the Portfolio’s net asset value, or NAV, when the asset classes in which the Portfolio has invested more heavily perform worse than the asset classes in-vested in less heavily.

Interest Rate Risk: Changes in interest rates will affect the value of investments in fixed-income securities. When interest rates rise, the value of existing investments in fixed-income securities tends to fall and this decrease in value may not be offset by higher income from new investments. Interest rate risk is generally greater for fixed-income securities with longer maturities or durations.

Interest Rate Risk: the risk that fixed income securities will decline in value because of an increase in interest rates; a portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration.

Call Risk: the risk that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer’s credit quality). If an issuer calls a security that the Portfolio has invested in, the Portfolio may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features.

Credit Risk: the risk that the Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivative contract, is unable or unwilling, or is perceived (whether by market participants, rating agencies, pricing services or otherwise) as unable or unwilling, to meet its financial obligations.

High Yield Risk: the risk that high yield securities and unrated securities of similar credit quality (commonly known as “junk bonds”) are subject to greater levels of credit, call and liquidity risks. High yield securities are considered primarily speculative with respect to the issuer’s continuing ability to make principal and interest payments, and may be more volatile than higher-rated securities of similar maturity.

Market Risk: the risk that the value of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries.

Issuer Risk: the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods or services.

Credit Risk: An issuer or guarantor of a fixed-income security, or the counterparty to a derivatives or other contract, may be unable or unwilling to make timely payments of interest or principal, or to otherwise honor its obligations. The issuer or guarantor may default, causing a loss of the full principal amount of a security and accrued interest. The degree of risk for a particular security may be reflected in its credit rating. There is the possibility that the credit rating of a fixed-income security may be downgraded after purchase, which may adversely affect the value of the security.

High Yield Securities Risk: Investments in fixed-income securities with ratings below investment grade (commonly known as “junk bonds”) tend to have a higher probability that an issuer will default or fail to meet its payment obligations. These securities may be subject to greater price volatility due to such factors as specific corporate developments, interest rate sensitivity and negative perceptions of the junk bond market generally and may be more difficult to trade than other types of securities.

Foreign (Non-U.S.) Risk: The Portfolio’s investments in securities of non-U.S. issuers may involve more risk than those of U.S. issuers. These securities may fluctuate more widely in price and may be more difficult to trade due to adverse market, economic, political, regulatory or other factors.

Currency Risk: Fluctuations in currency exchange rates may negatively affect the value of the Portfolio’s investments or reduce its returns.

Investment in Other Investment Companies Risk: As with other investments, investments in other investment companies, including ETFs, are subject to market and selection risk. In addition, Contractholders of the Portfolio bear both their proportionate share of expenses in the Portfolio (including management fees) and, indirectly, the expenses of the investment companies.

Derivatives Risk: Derivatives may be difficult to price or unwind and leveraged so that small changes may produce disproportionate losses for the Portfolio. Derivatives, especially over-the-counter derivatives are also subject to counterparty risk.

Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Portfolio may be unable to sell illiquid investments at an advantageous time or price or achieve its desired level of exposure to a certain sector. Liquidity risk may result from the lack of an active market, reduced number and capacity of traditional market participants to make a market in fixed income securities, and may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity.

Derivatives Risk: the risk of investing in derivative instruments (such as futures, swaps and structured securities), including leverage, liquidity, interest rate, market, credit and management risks, mispricing or valuation complexity. Changes in the value of the derivative may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Portfolio could lose more than the initial amount invested. The Portfolio’s use of derivatives may result in losses to the Portfolio, a reduction in the Portfolio’s returns and/or increased volatility. Over-the-counter (“OTC”) derivatives are also subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrally-cleared derivative transactions might not be available for OTC derivatives. For derivatives traded on an exchange or through a central counterparty, credit risk resides with the Portfolio’s clearing broker, or the clearinghouse itself, rather than with a counterparty in an OTC derivative transaction. Changes in regulation relating to a mutual fund’s use of derivatives and related instruments could potentially limit or impact the Portfolio’s ability to invest in derivatives, limit the Portfolio’s ability to employ certain strategies that use derivatives and/or adversely affect the value of derivatives and the Portfolio’s performance.

Model Risk: the risk that the Portfolio’s investment models used in making investment allocation decisions may not adequately take into account certain factors, may contain design flaws or faulty assumptions, and may rely on incomplete or inaccurate data, any of which may result in a decline in the value of an investment in the Portfolio.

Leverage Risk: Because the Portfolio uses leveraging techniques, its NAV may be more volatile because leverage tends to exaggerate the effect of changes in interest rates and any increase or decrease in the value of the Portfolio’s investments.

Illiquid Investments Risk: Illiquid investments risk exists when certain investments are or become difficult to purchase or sell. Difficulty in selling such investments may result in sales at disadvantageous prices affecting the value of your investment in the Portfolio. Causes of illiquid investments risk may include low trading volumes and large positions. Foreign fixed-income securities may have more illiquid investments risk because secondary trading markets for these securities may be smaller and less well-developed and the securities may trade less frequently. Illiquid investments risk may be higher in a rising interest rate environment, when the value and liquidity of fixed-income securities generally decline.

Non-Diversification Risk: The Portfolio may have more risk because it is “non-diversified”, meaning that it can invest more of its assets in a smaller number of issuers. Accordingly, changes in the value of a single security may have a more significant effect, either negative or positive, on the Portfolio’s NAV.

Management Risk: The Portfolio is subject to management risk because it is an actively-managed investment fund. The Adviser will apply its investment techniques and risk analyses in making investment decisions for the Portfolio, but there is no guarantee that its techniques will produce the intended results. Some of these techniques may incorporate, or rely upon, quantitative models, but there is no guarantee that these models will generate accurate forecasts, reduce risk or otherwise perform as expected.

Commodity Risk: the risk that investing in commodity-linked derivative instruments may subject the Portfolio to greater volatility than investments in traditional securities. The value of commodity-linked derivative instruments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, public health emergencies, embargoes, tariffs and international economic, political and regulatory developments.

Mortgage-Related and Other Asset-Backed Securities Risk: the risks of investing in mortgage-related and other asset-backed securities, including interest rate risk, extension risk, prepayment risk and credit risk.

Foreign (Non-U.S.) Investment Risk: the risk that investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a portfolio that invests exclusively in securities of U.S. companies, due to smaller markets, differing reporting, accounting and auditing standards, increased risk of delayed settlement of portfolio transactions or loss of certificates of portfolio securities, and the risk of unfavorable foreign government actions, including nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments. Foreign securities may also be less liquid and more difficult to value than securities of U.S. issuers.

Real Estate Risk: the risk that a Portfolio’s investments in Real Estate Investment Trusts (“REITs”) or real estate-linked derivative instruments will subject the Portfolio to risks similar to those associated with direct ownership of real estate, including losses from casualty or condemnation, and changes in local and general economic conditions, supply and demand, interest rates, zoning laws, regulatory limitations on rents, property taxes and operating expenses. A Portfolio’s investments in REITs or real estate linked derivative instruments subject it to management and tax risks. In addition, privately traded REITs subject a Portfolio to liquidity and valuation risk.

Emerging Markets Risk: the risk of investing in emerging market securities, primarily increased foreign (non-U.S.) investment risk.

Sovereign Debt Risk: the risk that investments in fixed income instruments issued by sovereign entities may decline in value as a result of default or other adverse credit event resulting from an issuer’s inability or unwillingness to make principal or interest payments in a timely fashion.

Currency Risk: the risk that foreign (non-U.S.) currencies will change in value relative to the U.S. dollar and affect the Portfolio’s investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies.

Leveraging Risk: the risk that certain transactions of the Portfolio, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may give rise to leverage, magnifying gains and losses and causing the Portfolio to be more volatile than if it had not been leveraged. This means that leverage entails a heightened risk of loss.

Smaller Company Risk: the risk that the value of securities issued by a smaller company may go up or down, sometimes rapidly and unpredictably as compared to more widely held securities, due to narrow markets and limited resources of smaller companies. A Portfolio’s investments in smaller companies subject it to greater levels of credit, market and issuer risk.

Management Risk: the risk that the investment techniques and risk analyses applied by PIMCO, including the use of quantitative models or methods, will not produce the desired results and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to PIMCO and the individual portfolio manager in connection with managing the Portfolio. There is no guarantee that the investment objective of the Portfolio will be achieved and there can be no assurance that investment decisions made in seeking to manage Portfolio volatility will achieve the desired results.

Tax Risk: the risk that the tax treatment of swap agreements and other derivative instruments, such as commodity-linked derivative instruments, including commodity index-linked notes, swap agreements, commodity options, futures, and options on futures, may be affected by future regulatory or legislative changes that could affect whether income from such investments is “qualifying income” under Subchapter M of the Internal Revenue Code, or otherwise affect the character, timing and/or amount of the Portfolio’s taxable income or gains and distributions.

Short Exposure Risk: the risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale will not fulfill its contractual obligations, causing a loss to the Portfolio.

Value Investing Risk: a value stock may decrease in price or may not increase in price as anticipated by PIMCO if it continues to be undervalued by the market or the factors that the portfolio manager believes will cause the stock price to increase do not occur.

Convertible Securities Risk: as convertible securities share both fixed income and equity characteristics, they are subject to risks to which fixed income and equity investments are subject. These risks include equity risk, interest rate risk and credit risk.

Exchange-Traded Fund Risk: the risk that an exchange-traded fund may not track the performance of the index it is designed to track, among other reasons, because of exchange rules, market prices of shares of an exchange-traded fund may fluctuate rapidly and materially, or shares of an exchange-traded fund may trade significantly above or below net asset value, any of which may cause losses to the Portfolio invested in the exchange-traded fund.

Substitution No. 3

Existing Portfolio	Replacement Portfolio
Federated Hermes Managed Volatility Fund II (Primary Shares) Federated Hermes Managed Volatility Fund II (Service Shares)	ON iShares Managed Risk Balanced Portfolio
Investment Objective The Portfolio seeks to achieve high current income and moderate capital appreciation.	Investment Objective The Portfolio seeks income and capital appreciation.

Principal Investment Strategy

The Fund pursues its investment objective by investing in both equity and fixed-income securities that have high income potential.

The Fund’s Co-Advisers are Federated Global Investment Management Corp. (“Fed Global”), Federated Investment Management Company (FIMCO) and Federated Equity Management Company of Pennsylvania (FEMCOPA) (collectively, the “Co-Advisers” and, in certain contexts, “Adviser”). FEMCOPA is primarily responsible for managing the equity portion of the Fund’s portfolio, including equity securities and related derivative contracts. FIMCO is primarily responsible for managing the fixed-income portion of the Fund’s portfolio, including fixed income securities and related derivative contracts. Fed Global and FEMCOPA work collaboratively and are primarily responsible for implementing a managed volatility strategy that involves managing the Fund’s use of equity index futures contracts to adjust the Fund’s expected volatility to a target annualized volatility. Fed Global and FEMCOPA also are primarily responsible for determining the allocation of the Fund’s portfolio between the equity, fixed-income and managed volatility strategies. Each Co-Adviser also may from time to time consult and work collaboratively with, or be informed by the decisions of or information from, one or both of the other Co-Advisers in connection with making certain investment decisions in regards to the Fund’s investment strategies and portfolio, in addition to various compliance, operational and administrative matters. While the Co-Advisers may work collaboratively in connection with the management of the Fund’s portfolio as described above, under certain circumstances, such as, for example, when certain personnel at another Co-Adviser are not available, a Co-Adviser may make decisions or otherwise act independently from the other Co-Advisers.

Principal Investment Strategy

The Portfolio operates pursuant to a fund-of-funds structure. The Portfolio’s sub-adviser, BlackRock Investment Management, LLC (“BlackRock”) allocates the Portfolio’s assets across a broad range of asset classes primarily through investments in underlying exchange traded funds (the “underlying funds”). Exchange traded funds are commonly referred to as “ETFs.” As of the date of this prospectus, the only underlying funds in which the Portfolio intends to invest are iShares ETFs, which are advised by an affiliate of BlackRock.

The Portfolio may also invest in certain derivative instruments, including equity futures, fixed income futures and currency futures, and may hold cash and cash equivalents to change the asset allocation exposure in the Portfolio.

Under normal market conditions, through investments in the underlying funds and derivatives, the Portfolio invests a minimum of 25% of its assets in equity investments and a minimum of 25% of its assets in fixed income investments, and the Portfolio may deviate from these levels in periods of heightened volatility. To achieve the income aspect of the Portfolio’s investment objective, BlackRock expects to allocate approximately 50% of the Portfolio’s assets to fixed income investments. To achieve the capital appreciation aspect of the Portfolio’s investment objective, BlackRock expects to allocate approximately 50% of the Portfolio’s assets to equity investments. BlackRock may actively adjust this asset allocation mix in response to prevailing market conditions and in periods of heightened volatility, as described below.

Regarding the Fund’s equity portfolio, FEMCOPA’s process for managing the equity investments will be to over or underweight positions in mid- to large cap value companies based upon the Adviser’s quantitative analysis of the securities. The analysis seeks to identify securities likely to have predictable returns based on a number of strategies such as valuation, market sentiment, profitability and capital use. Additionally, FEMCOPA seeks to purchase undervalued stocks that may increase in price as the market recognizes the company’s value. The portfolio is constructed and maintained to provide a reasonable trade-off between risk and return.

Regarding the Fund’s fixed-income portfolio, FIMCO selects fixed-income investments that offer high current yields or total return. FIMCO expects that these fixed-income investments will primarily be U.S. government securities, investment grade debt issues, domestic noninvestment-grade debt securities (also known as “junk bonds” or “high-yield bonds”) and foreign investment-grade and noninvestment-grade fixed-income securities, including emerging market debt securities. The Fund limits the amount it may invest in a single fixed-income class up to 30% of Fund assets, except for U.S. government securities and high-quality, investment-grade, fixed-income investments, in which the Fund may invest up to 60% of its assets (and a minimum of 10% of its assets). FIMCO continuously analyzes a variety of economic and market indicators, considers the expected performance and risks unique to these categories of fixed-income investments, and attempts to strategically allocate among the categories to achieve strong income across changing business cycles. FIMCO does not target an average maturity or duration for the Fund’s portfolio and may invest in bonds of any maturity range. The Fund may buy or sell foreign currencies or foreign currency forwards in lieu of or in addition to non-dollar denominated fixed-income securities in order to hedge or increase or decrease its exposure to foreign interest rate and/or currency markets. When selecting investments for the Fund including but not limited to high-yield bonds and emerging market debt securities, FIMCO can invest in securities directly or in other investment companies, including funds advised by FIMCO. At times, the Fund’s investment in other funds advised by FIMCO may be a substantial portion of the Fund’s portfolio.

The equity underlying funds in which the Portfolio invests may include ETFs that invest in, among other things, domestic and international equities (including emerging market equities). The fixed income underlying funds in which the Portfolio invests may include ETFs that invest in, among other things, domestic and non-U.S. bonds, U.S. government securities, U.S. treasury securities, mortgage-backed securities, and cash or money market instruments. Within its allocation to fixed income investments, the Portfolio may invest up to 15% of total assets in fixed income instruments with an average credit quality below investment grade (commonly called “junk bonds”), including fixed income underlying funds with an average portfolio credit quality below investment grade.

BlackRock will rely on a blend of both fundamental research and quantitative insights to determine potential opportunities and tactical reallocations that tilt the Portfolio away from the strategic allocation. During periods when BlackRock determines to make an allocation in the Portfolio that is less than the long-term strategic portfolio allocations as described above, BlackRock may hold cash and cash equivalents. While the Portfolio may invest substantially all of its assets in underlying funds, equity and fixed income futures, and other derivatives, BlackRock expects to always maintain at least a minimum investment in cash to serve as collateral for the derivative investments it holds.

During periods of high volatility, BlackRock will apply a systematic framework by adjusting the Portfolio’s exposures to attempt to reduce the likelihood of exceeding the maximum expected portfolio volatility. The ON iShares Managed Risk Balanced Portfolio has a volatility cap of 11%. During periods of increasing expected volatility, the Portfolio may seek to reduce its market exposure by selling shares of underlying funds and/or reducing exposure through equity and/or fixed income futures and other derivatives. During periods of lower expected volatility, the Portfolio may increase its market exposure by purchasing ETFs and/or increasing exposure through equity and/or fixed income futures and other derivatives.

Certain of the fixed-income investments in which the Fund invests are government securities that are not backed by the full faith and credit of the U.S. government, such as those issued by the Federal Home Loan Mortgage Corporation (“Freddie Mac”), the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Bank System. These entities are, however, supported through federal subsidies, loans or other benefits. The Fund may also invest in government securities that are supported by the full faith and credit of the U.S. government, such as those issued by the Government National Mortgage Association (“Ginnie Mae”). Finally, the Fund may invest in certain government securities that have no explicit financial support, but which are regarded as having implied support because the federal government sponsors their activities.

Regarding the Fund’s managed volatility strategy, Fed Global and FEMCOPA will primarily use equity index futures contracts (a type of derivative) to target an annualized volatility level for the Fund of approximately 10%. To implement this target volatility management strategy, Fed Global and FEMCOPA will monitor the forecasted annualized volatility of returns of the entire Fund portfolio, placing a greater weight on recent historical data. It is expected that Fed Global and FEMCOPA will take action to manage the Fund’s volatility when the forecasted annualized volatility of the Fund’s entire portfolio falls outside of a lower (8%) or an upper (12%) band. The Fund’s strategy of managing volatility to a target range seeks to reduce the expected volatility of the Fund’s entire portfolio in high volatility environments and to increase the expected volatility of the Fund’s entire portfolio in low volatility environments. Fed Global and FEMCOPA believe that the managed volatility strategy may lead to enhanced returns for investors while dampening large swings in the volatility of the Fund’s entire portfolio over time. To implement the Fund’s managed volatility strategy, Fed Global and FEMCOPA will buy equity index futures contracts (the “Long Equity Index Futures Positions”) in order to seek to raise the Fund’s expected volatility level and sell equity index futures contracts (the “Short Equity Index Futures Positions”) to hedge the Fund’s entire portfolio and lower the Fund’s expected volatility level. Under normal market conditions, Fed Global and FEMCOPA will seek to manage the Fund’s investments in equity index futures contracts (or other broad-based U.S. equity futures) such that:

●The notional value of the Long Equity Index Futures Positions generally will not exceed 60% of the Fund’s net asset value at any given time; and

●The notional value of the Short Equity Index Futures Positions generally will not exceed 40% of the Fund’s net asset value at any given time.

Due to these limitations, market conditions, or other factors, the actual or realized volatility of the Fund for any particular period of time may be materially higher or lower than the target level. The volatility of the Fund is a statistical measurement of the frequency and level of changes in the Fund’s returns without regard to the direction of those changes. Volatility may result from rapid and dramatic price swings. The Fund will use Short Equity Index Futures Positions to hedge the Fund’s exposure to long equity positions. The Fund also intends to use other equity futures or interest rate futures for hedging purposes, and intends to use derivative contracts (such as, for example, options and futures contracts) to implement other elements of its investment strategy as more fully described in the Fund’s prospectus or SAI. There can be no assurances that the Fund’s use of derivative contracts will work as intended.

Regarding the composition of the Fund’s portfolio, under normal conditions, it is anticipated that approximately 40% of the Fund’s assets will be invested directly into equity securities and 60% of the Fund’s assets will be invested in fixed-income securities and other investments. Fed Global and FEMCOPA may vary this allocation by +/- 10% for each asset class depending upon their economic and market outlook, as well as a result of favorable investment opportunities. The managed volatility strategy described in the previous paragraph may cause the Fund’s effective exposure to the equity asset class to be greater or less than the level of its direct investments in equity securities. In addition to the other risks of investing in the Fund, the managed volatility strategy will also expose the Fund to leverage risk and the risks of investing in derivative contracts.

The Fund actively trades its portfolio securities in an attempt to achieve its investment objective. Active trading will cause the Fund to have an increased portfolio turnover rate and increase the Fund’s trading costs, which may have an adverse impact on the Fund’s performance. An active trading strategy will likely result in the Fund generating more short-term capital gains or losses. Short-term gains are generally taxed at a higher rate than long-term gains. Any short-term losses are used first to offset short-term gains.

Principal Risks

Stock Market Risk: The value of equity securities in the Fund’s portfolio will fluctuate and, as a result, the Fund’s Share price may decline suddenly or over a sustained period of time. Information publicly available about a company, whether from the company’s financial statements or other disclosures or from third parties, or information available to some but not all market participants, can affect the price of a company’s shares in the market. Among other factors, equity securities may decline in value because of an increase in interest rates or changes in the stock market. Recent and potential future changes in industry and/or economic trends, as well as changes in monetary policy made by central banks and/or their governments, also can affect the level of interest rates and contribute to the development of or increase in volatility, illiquidity, shareholder redemptions and other adverse effects (such as a decline in a company’s stock price), which could negatively impact the Fund’s performance.

Interest Rate Risk: Prices of fixed-income securities generally fall when interest rates rise. The longer the duration of a fixed-income security, the more susceptible it is to interest rate risk. Recent and potential future changes in monetary policy made by central banks and/or their governments are likely to affect the level of interest rates.

Principal Risks

Credit Risk: The Portfolio (directly and indirectly through underlying funds) may lose money if the issuer or guarantor of a fixed income security is unable or unwilling to make scheduled interest or principal payments, which may reduce the Portfolio’s income and market value.

Currency Risk: Exchange rates for currencies fluctuate daily. The Portfolio’s net asset value and returns may experience increased volatility as a result of its exposure to foreign currencies through direct holdings of such currencies or holdings of non-U.S. dollar denominated securities.

Emerging Markets Risk: Securities issued or traded in emerging markets generally entail greater risks than securities issued or traded in developed markets. Emerging market countries may have relatively unstable governments and may present the risk of nationalization of business, expropriation, confiscatory taxation or, in certain instances, reversion to closed market, centrally planned economies.

Exchange-Traded Funds Risk: ETF shares may trade at a discount or premium to their NAV. Because the value of ETF shares depends on the demand in the market, the sub-adviser may not be able to liquidate the Portfolio's holdings at the most optimal time, adversely affecting performance. ETFs in which a Portfolio invests will not be able to replicate exactly the performance of the indices they track, if any, because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the ETFs in which the Portfolio invests will incur expenses not incurred by their applicable indices. Each ETF is subject to specific risks, depending on the nature of the fund.

Risk of Managed Volatility Strategy: There can be no guarantee that the Fund will maintain its target annualized volatility. Furthermore, while the volatility management portion of the strategy seeks enhanced returns with more consistent volatility levels over time, attaining and maintaining the target volatility does not ensure that the Fund will deliver enhanced returns. The Fund’s managed volatility strategy may expose the Fund to losses (some of which may be sudden) that it would not have otherwise been exposed if the Fund’s investment program consisted only of holding securities directly. For example, the value of the Long Equity Index Futures Positions (which generally will be up to 60% of the Fund’s net asset value) may decline in value due to a decline in the level of the equity index futures, while the value of the Short Equity Index Futures Position (which generally will be up to 40% of the Fund’s net asset value) may decline in value due to an increase in the level of the equity index futures. In addition, due to the Fund’s managed volatility strategy, there is a risk that the Fund may not fully participate in upside market appreciation. The Fund will use Short Equity Index Futures Positions to hedge the Fund’s long equity exposure. The Fund’s losses on a Short Equity Index Futures Position could theoretically be unlimited as there is no limit as to how high the equity index futures can appreciate in value. However, such losses would tend to be offset by the appreciation of the Fund’s equity holdings. The use by the Fund of Short Equity Index Futures Positions to hedge the Fund’s long exposure and manage volatility within a target may not be successful. Additionally, the Long Equity Index Futures Positions are not being held to hedge the value of the Fund’s direct investments in equity securities and, as a result, these futures contracts may decline in value at the same time as the Fund’s direct investments in equity securities. The Fund’s managed volatility strategy also exposes shareholders to leverage risk and the risks of investing in derivative contracts.

Risk of Investing in Derivative Contracts: Derivative contracts involve risks different from, or possibly greater than, risks associated with investing directly in securities and other traditional investments. Specific risk issues related to the use of such contracts and instruments include valuation issues, increased potential for losses and/or costs to the Fund, and a potential reduction in gains to the Fund. Each of these issues is described in greater detail in the Prospectus. Derivative contracts may also involve other risks described in the Prospectus or the Fund’s Statement of Additional Information (SAI), such as stock market, interest rate, credit, currency, liquidity and leverage risks.

Foreign Investments Risk: Foreign investments involve risks not normally encountered with domestic securities. These include political, regulatory and economic instability in some countries, changes in currency rates and market inefficiencies.

Fund of Funds Risk: The Portfolio’s principal investment strategy involves investing in ETFs. Investors may be able to invest directly in the ETFs and may not need to invest through the Portfolio. The cost of investing in the Portfolio will be higher than the cost of investing directly in ETFs and may be higher than other mutual funds that invest directly in stocks and bonds. Investors of the Portfolio will indirectly bear fees and expenses charged by the ETFs in which the Portfolio invests in addition to the Portfolio’s direct fees and expenses. The Portfolio will incur brokerage costs when it purchases shares of investment companies.

Futures Risk: The Portfolio’s use of futures involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include: (i) leverage risk; (ii) risk of mispricing or improper valuation; and (iii) risk that changes in the value of the futures contract may not correlate perfectly with the underlying index. Investments in futures involve leverage, which means a small percentage of assets invested in futures can have a disproportionately large impact on the Portfolio. This risk could cause the Portfolio to lose more than the principal amount invested. Additionally, changes in the value of futures contracts may not track or correlate perfectly with the underlying index because of temporary, or even long-term, supply and demand imbalances and because futures do not pay dividends unlike the stocks upon which they are based.

Leverage Risk: Leverage risk is created when an investment, which includes, for example, an investment in a derivative contract, exposes the Fund to a level of risk that exceeds the amount invested. Changes in the value of such an investment magnify the Fund’s risk of loss and potential for gain.

Counterparty Credit Risk: Counterparty credit risk includes the possibility that a party to a transaction involving the Fund will fail to meet its obligations. This could cause the Fund to lose the benefit of the transaction or prevent the Fund from selling or buying other securities to implement its investment strategy.

Asset Allocation Risk: The Fund intends to invest in a diversified mix of asset classes to seek to manage its investment risk. The Fund’s investment results will suffer if it increases allocations to a particular asset class and such asset class decreases in market value, or if it reduces allocations to a particular asset class and such asset class increases in value. This risk is in addition to the market risks associated with each of the Fund’s investments. In certain conditions, the Fund may employ risk management strategies. No risk management strategies can eliminate the Fund’s exposure to adverse events; at best, they can only reduce the possibility that the Fund will be affected by such events, and especially those risks that are not intrinsic to the Fund’s investment program. There can be no guarantee that the Adviser will be successful in their attempts to manage the risk exposure of the Fund.

Risk Related to Investing for Value: The Fund generally uses a “value” style of investing, so that the Fund’s Share price may lag that of other funds using a different investment style.

Government Securities Risk: Not all obligations of the U.S. government, its agencies and instrumentalities are backed by the full faith and credit of the U.S. government. Some obligations are backed only by the credit of the issuing agency or instrumentality, and, in some cases, there may be some risk of default by the issuer. Any guarantee by the U.S. government or its agencies or instrumentalities of a security the Portfolio holds does not apply to the market value of the security or to shares of the Portfolio. A security backed by the U.S. Treasury or the full faith and credit of the U.S. government is guaranteed only as to the timely payment of interest and principal when held to maturity. The risks associated with an investment in Credit Risk Transfer securities (“CRTs”) differ from the risks associated with an investment in mortgage-backed securities issued by Government Sponsored Enterprises (“GSEs”) because, in CRTs, some or all of the credit risk associated with the underlying mortgage loans is transferred to the end-investor.

Hedging Risk: Futures contracts may not provide an effective hedge of the underlying securities or indexes because changes in the prices of futures contracts may not track those of the securities or indexes that they are intended to hedge. In addition, the managed risk strategy may not effectively protect the Portfolio from market declines and may limit the Portfolio’s participation in market gains. The use of the managed risk strategy could cause the Portfolio to underperform as compared to the underlying funds and other mutual funds with similar investment objectives.

Interest Rate Risk: Prices of fixed-income securities rise and fall in response to changes in the interest rates paid by similar securities. Generally, when interest rates rise, prices of fixed-income securities fall. However, market factors, such as the demand for particular fixed-income securities, may cause the price of certain fixed-income securities to fall while the prices of other securities rise or remain unchanged. Interest rate changes have a greater effect on the price of fixed-income securities with longer maturities. A wide variety of market factors can affect interest rates. Recent and potential future changes in monetary policy made by central banks and/or their governments are likely to affect the level of interest rates. The Portfolio (directly and indirectly through underlying funds) may be subject to heightened interest rate risk due to certain changes in monetary policy. Rising interest rates may expose fixed-income markets to increased volatility and may reduce the liquidity of certain investments. These developments also could cause more fluctuation in the net asset value of the Portfolio and underlying funds or make it more difficult for the Portfolio or underlying funds to accurately value their securities. These developments or others could also cause the Portfolio and the underlying funds to face increased shareholder redemptions, which could force them to liquidate investments at disadvantageous times or prices, therefore adversely affecting the Portfolio and the underlying funds, as well as the value of your investment.

Mid-Cap Company Risk: The Fund may invest in mid-capitalization (or “mid-cap”) companies. Mid-cap companies often have narrower markets, limited managerial and financial resources, more volatile performance and greater risk of failure, compared to larger, more established companies. These factors could increase the volatility of the Fund’s portfolio, performance and Share price.

Large-Cap Company Risk: The Fund may invest in large capitalization (or “large-cap”) companies. In addition, large cap companies may have fewer opportunities to expand the market for their products or services, may focus their competitive efforts on maintaining or expanding their market share, and may be less capable of responding quickly to competitive challenges. These factors could result in the share price of large companies not keeping pace with the overall stock market or growth in the general economy, and could have a negative effect on the Fund’s portfolio, performance and Share price.

Liquidity Risk: Trading opportunities are more limited for fixed-income securities that have not received any credit ratings, have received ratings below investment grade or are not widely held. These features may make it more difficult to sell or buy a security at a favorable price or time. Consequently, the Fund may have to accept a lower price to sell a security, sell other securities to raise cash or give up an investment opportunity, any of which could have a negative effect on the Fund’s performance. Infrequent trading of securities may also lead to an increase in their price volatility.

Risk Associated with Noninvestment-Grade Securities: Securities rated below investment grade (also known as “junk bonds”) may be subject to greater interest rate, credit and liquidity risks than investment-grade securities. These securities are considered speculative with respect to the issuers ability to pay interest and repay principal.

Risk Related to the Economy: The value of the Fund’s portfolio may decline in tandem with a drop in the overall value of the markets in which the Fund invests and/or other markets. Economic, political and financial conditions, industry or economic trends and developments or public health risks, such as epidemics or pandemics, may, from time to time, and for varying periods of time, cause the Fund to experience volatility, illiquidity, shareholder redemptions, or other potentially adverse effects. Among other investments, lower-grade bonds and loans may be particularly sensitive to changes in the economy.

Liquidity Risk: The Portfolio may not be able to sell some or all of its securities at desired prices or may be unable to sell the securities at all, particularly during times of market turmoil. Markets may become illiquid when, for instance, there are few, if any, interested buyers or sellers or when dealers are unwilling or unable to make a market for certain securities. The Portfolio may not be able to sell a restricted or illiquid security at a favorable time or price, thereby decreasing the Portfolio's overall liquidity. Further, the lack of an established secondary market may make it more difficult to value illiquid securities. If the Portfolio is forced to sell an illiquid security to meet redemption requests or for other cash needs, the Portfolio may be forced to sell at a loss.

Lower-Rated Debt Securities Risk: Bonds rated below investment grade, which is defined as BB or lower (also called “junk bonds”), are subject to greater levels of interest rate, credit and liquidity risks. They are considered primarily speculative with respect to the issuer’s continuing ability to make principal and interest payments.

Market Risk: A security’s price may change in response to changes in conditions in securities markets in general. Markets tend to move in cycles with periods of rising prices and periods of falling prices. They can decline for many reasons, including adverse political or economic developments domestically or abroad, changes in investor psychology, or heavy institutional selling. A significant national or international event, natural disaster or widespread health crisis, such as a global pandemic, could cause substantial market volatility, exchange trading suspensions and closures, impact the ability to complete redemptions and affect fund performance.

Prepayment Risk and Extension Risk: When homeowners prepay their mortgages in response to lower interest rates, the Fund will be required to reinvest the proceeds at the lower interest rates available. Also, when interest rates fall, the price of mortgage-backed securities may not rise to as great an extent as that of other fixed-income securities. When interest rates rise, homeowners are less likely to prepay their mortgages. A decreased rate of prepayments lengthens the expected maturity of a mortgage-backed security, and the price of mortgage-backed securities may decrease more than the price of other fixed income securities when interest rates rise.

Risk of Foreign Investing: Because the Fund may invest in securities issued by foreign companies, the Fund’s Share price may be more affected by foreign economic and political conditions, taxation policies and accounting and auditing standards than could otherwise be the case.

Risk of Investing in Emerging Markets Countries: Securities issued or traded in emerging markets generally entail greater risks than securities issued or traded in developed markets. Emerging market countries may have relatively unstable governments and may present the risk of nationalization of businesses, expropriation, confiscatory taxation or, in certain instances, reversion to closed market, centrally planned economics.

Currency Risk: Exchange rates for currencies fluctuate daily. Accordingly, the Fund may experience increased volatility with respect to the value of its Shares and its returns as a result of its exposure to foreign currencies through direct holding of such currencies or holding of non-U.S. dollar denominated securities.

European Union and Eurozone Related Risk: A number of countries in the European Union (EU) including certain countries within the EU that have adopted the euro (Eurozone) have experienced, and may continue to experience, severe economic and financial difficulties. Additional countries within the EU may also fall subject to such difficulties. These events could negatively affect the value and liquidity of the Fund’s investments in euro-denominated securities and derivatives contracts, securities of issuers located in the EU or with significant exposure to EU issuers or countries.

Mortgage-Backed Securities Risk: Mortgage-backed securities tend to be more sensitive to changes in interest rates than other types of securities. Investments in mortgage-backed securities are subject to both extension risk, where borrowers extend the duration of their mortgages in times of rising interest rates, and prepayment risk, where borrowers pay off their mortgages sooner than expected in times of declining interest rates. These risks may reduce the Portfolio’s returns. In addition, investments in mortgage-backed securities, including those comprised of subprime mortgages, may be subject to a higher degree of credit risk, valuation risk, and liquidity risk than various other types of fixed-income securities.

Sector Risk: Sector risk is the possibility that a certain sector may underperform other sectors or the market as a whole.

Custodial Services and Related Investment Costs: Custodial services and other costs relating to investment in international securities markets generally are more expensive than in the United States. Such markets have settlement and clearance procedures that differ from those in the United States. In certain markets there have been times when settlements have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. The inability of the Fund to make intended securities purchases due to settlement problems could cause the Fund to miss attractive investment opportunities. Inability to dispose of a portfolio security caused by settlement problems could result in losses to the Fund due to a subsequent decline in value of the portfolio security. In addition, security settlement and clearance procedures in some emerging countries may not fully protect the Fund against loss of its assets.

Short Selling Risk: The Fund may enter into short sales which expose the Fund to the risks of short selling. Short sales involve borrowing a security from a lender which is then sold in the open market at a future date. The security is then repurchased by the Fund and returned to the lender. Short selling allows an investor to profit from declines in prices of securities. Short selling a security involves the risk that the security sold short will appreciate in value at the time of repurchase therefore creating a loss for the Fund. The Fund may incur expenses in selling securities short and such expenses are investment expenses of the Fund.

Quantitative Modeling Risk: The Fund employs quantitative models as a management technique. These models examine multiple economic factors using various proprietary and third-party data. The results generated by quantitative analysis may perform differently than expected and may negatively affect Fund performance for various reasons (for example, human judgment, data imprecision, software or other technology malfunctions, or programming inaccuracies).

Technology Risk: The Co-Advisers use various technologies in managing the Fund, consistent with its investment objective(s) and strategy described in this Prospectus. For example, proprietary and third-party data and systems are utilized to support decision-making for the Fund. Data imprecision, software or other technology malfunctions, programming inaccuracies and similar circumstances may impair the performance of these systems, which may negatively affect Fund performance.

Substitution No. 4

Existing Portfolio	Replacement Portfolio
Janus Henderson VIT U.S. Low Volatility Portfolio (Service Shares)	ON Janus Henderson U.S. Low Volatility Portfolio
Investment Objective The Portfolio seeks capital appreciation.	Investment Objective The Portfolio seeks capital appreciation.

Principal Investment Strategy

The Portfolio invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. stocks from the universe of the S&P 500®Index, utilizing Intech Investment Management LLC’s (“Intech”) mathematical investment process. The S&P 500 Index is an unmanaged index of 500 stocks that is generally representative of the performance of larger companies in the United States. Over time, and under normal market conditions, the Portfolio seeks to achieve market-like returns over the long-term, with lower absolute volatility than the S&P 500 Index (the Portfolio’s benchmark index). In this context, absolute volatility refers to the variation in the returns of the Portfolio and the benchmark index as measured by the standard deviation of monthly returns.

Principal Investment Strategy

The Portfolio invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes, if any) in U.S. common stocks of companies included in the S&P 500® Index, utilizing Intech Investment Management LLC’s (“Intech”) mathematical investment process. The Portfolio only invests in common stocks of companies that compose the S&P 500® Index. A small allocation to cash is maintained for liquidity purposes only. The S&P 500® Index is an unmanaged index of 500 stocks that is generally representative of the performance of larger companies in the United States. Over time, and under normal market conditions, the Portfolio seeks to achieve returns similar to the S&P 500® Index (the Portfolio’s benchmark index) over the long-term, with lower absolute volatility than the S&P 500® Index. In this context, absolute volatility refers to the variation in the returns of the Portfolio and the benchmark index. The Portfolio is a diversified fund.

The Portfolio pursues its investment objective by applying a mathematical investment process to construct an investment portfolio from the universe of stocks within the S&P 500 Index. The goal of this process is to combine stocks that individually have higher relative volatility and lower correlations with each other in an effort to reduce the Portfolio’s absolute volatility, while still generating market-like returns over a full market cycle. Although the Portfolio is generally expected to underperform its benchmark index in sustained up markets, this strategy seeks to minimize losses in down markets.

In applying this strategy, Intech establishes target proportions of its holdings from stocks within the S&P 500 Index using an optimization process designed to determine the most effective weightings of each stock in the Portfolio. Once Intech determines such proportions and the Portfolio’s investments are selected, the Portfolio is periodically rebalanced to the set target proportions and re-optimized. The rebalancing techniques used by Intech may result in a higher relative portfolio turnover rate compared to a “buy and hold” strategy.

The Portfolio may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination.

Due to the defensive nature of the Portfolio and given the objective of minimizing the Portfolio’s absolute risk, the Portfolio tends to overweight some sectors which are considered to be defensive. As a result, the Portfolio will tend to underperform in a market environment in which defensive sectors underperform.

The Portfolio pursues its investment objective by applying a mathematical investment process to construct an investment portfolio from the universe of stocks within the S&P 500® Index. The goal of this process is to combine stocks that individually have higher relative volatility and lower correlations with each other in an effort to reduce the Portfolio’s absolute volatility, while still generating returns similar to the S&P 500® Index over a full market cycle. Although the Portfolio may underperform its benchmark index in sustained up markets, this strategy seeks to minimize losses in down markets.

In applying this strategy, Intech establishes target proportions of its holdings from stocks within the S&P 500® Index using an optimization process designed to determine the most effective weightings of each stock in the Portfolio. The optimization uses proprietary estimates of volatility and correlation. Within certain risk controls, the optimization’s objective is to minimize the absolute risk of the Portfolio while generating returns similar to the S&P 500® Index over the long-term. Once Intech determines such proportions and the Portfolio’s investments are selected, the Portfolio is periodically rebalanced to the set target proportions and re-optimized. The optimization and rebalancing follow a regular schedule reflecting the right balance between capturing a trading profit through rebalancing and controlling trading costs. The rebalancing techniques used by Intech may result in a higher relative portfolio turnover rate compared to a “buy and hold” strategy.

Principal Risks

Market Risk: The value of the Portfolio’s holdings may decrease if the value of an individual company or security, or multiple companies or securities, in the Portfolio decreases. Further, regardless of how well individual companies or securities perform, the value of the Portfolio’s holdings could also decrease if there are deteriorating economic or market conditions. It is important to understand that the value of your investment may fall, sometimes sharply, in response to changes in the market, and you could lose money. Market risk may affect a single issuer, industry, economic sector, or the market as a whole. Market risk may be magnified if certain social, political, economic, and other conditions and events (such as natural disasters, epidemics and pandemics, terrorism, conflicts and social unrest) adversely interrupt the global economy and financial markets.

Principal Risks

High Portfolio Turnover Risk: Portfolios with high portfolio turnover rates will incur higher transactions expenses, thereby decreasing overall return. In addition, there is a possibility that a portfolio with a high turnover rate will sell some securities before their market values reach full potential.

Industry and Sector Risk: Although the Portfolio does not concentrate its investments in specific industries or industry sectors, it may have a significant portion of its assets invested in securities of companies conducting similar business or business within the same economic sector. Companies in the same industry or economic sector may be similarly affected by economic or market events, making the Portfolio more vulnerable to unfavorable developments than funds that invest more broadly. As the Portfolio’s holdings become more concentrated, the Portfolio is less able to spread risk and potentially reduce the risk of loss and volatility. In addition, the Portfolio may be overweight or underweight in certain industries or sectors relative to its benchmark index, which may cause the Portfolio’s performance to be more or less sensitive to developments affecting those sectors.

Investment Process Risk: The proprietary mathematical investment process used by Intech may not achieve the desired results. In Intech’s history, which spans more than 25 years, Intech’s mathematical investment process has experienced periods of both underperformance and outperformance relative to an identified benchmark index. Even when the proprietary mathematical investment process is working appropriately, Intech expects that there will be periods of underperformance relative to the named benchmark index. In particular, Intech’s low volatility strategy may underperform the S&P 500 Index during certain periods of up markets and may not achieve the desired level of protection in down markets. On an occasional basis, Intech makes changes to its mathematical investment process that do not require shareholder notice. These changes may result in changes to the Portfolio, might not provide the intended results, and may adversely impact the Portfolio’s performance.

Investment Process Risk: The proprietary mathematical investment process used by Intech may not achieve the desired results. In Intech’s history, which spans more than 30 years, Intech’s mathematical investment process has experienced periods of both underperformance and outperformance relative to an identified benchmark index. Even when the proprietary mathematical investment process is working appropriately, Intech expects that there will be periods of underperformance relative to the benchmark index. In particular, Intech’s low volatility strategy may underperform the S&P 500®Index during certain periods of up markets and may not achieve the desired level of protection in down markets. On an occasional basis, Intech makes changes to its mathematical investment process that do not require shareholder notice. These changes may result in changes to the Portfolio, might not provide the intended results, and may adversely impact the Portfolio’s performance.

Market Risk: A security’s price may change in response to changes in conditions in securities markets in general. Markets tend to move in cycles with periods of rising prices and periods of falling prices. They can decline for many reasons, including adverse political or economic developments domestically or abroad, changes in investor psychology, or heavy institutional selling. A significant national or international event, natural disaster or widespread health crisis, such as a global pandemic, could cause substantial market volatility, exchange trading suspensions and closures, impact the ability to complete redemptions and affect fund performance.

Sector Risk: A certain sector may not perform as well as companies in other sectors or the market as a whole. When the Portfolio concentrates its investments in a sector, it is more susceptible to any adverse economic, business or other developments generally affecting companies in that sector.

Portfolio Turnover Risk: Increased portfolio turnover may result in higher costs, which may offset gains or increase losses in the Portfolio’s performance.

Securities Lending Risk: The Portfolio may seek to earn additional income through lending its securities to certain qualified broker-dealers and institutions. There is the risk that when portfolio securities are lent, the securities may not be returned on a timely basis, and the Portfolio may experience delays and costs in recovering the security or gaining access to the collateral provided to the Portfolio to collateralize the loan. If the Portfolio is unable to recover a security on loan, the Portfolio may use the collateral to purchase replacement securities in the market. There is a risk that the value of the collateral could decrease below the cost of the replacement security by the time the replacement investment is made, resulting in a loss to the Portfolio.

Substitution No. 5

Existing Portfolio	Replacement Portfolio
Morgan Stanley VIF Core Plus Fixed Income Portfolio (Class II)	ON Federated Core Plus Bond Portfolio
Investment Objective The Portfolio seeks above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of fixed-income securities.	Investment Objective The Portfolio seeks to provide total return.

Principal Investment Strategy

Under normal circumstances, at least 80% of the Fund’s assets will be invested in fixed-income securities. This policy may be changed without shareholder approval; however, you would be notified in writing of any changes. The Adviser invests primarily in a diversified mix of U.S. dollar-denominated investment grade fixed-income securities, particularly U.S. government, corporate, municipal, mortgage- and asset-backed securities. The Fund will ordinarily seek to maintain an average weighted maturity between five and ten years.

Principal Investment Strategy

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes, if any) in fixed-income investments. The Portfolio is managed by Federated Investment Management Company (“Federated Investment”) under a sub-advisory agreement with the Adviser.

The Adviser employs a value approach toward fixed-income investing and evaluates the relative attractiveness among corporate, mortgage and U.S. government securities, and also may invest in non-dollar-denominated issues. The Adviser relies upon value measures to guide its decisions regarding sector, security and country selection, such as the relative attractiveness of the extra yield offered by securities other than those issued by the U.S. Treasury. The Adviser also measures various types of risk by monitoring interest rates, inflation, the shape of the yield curve, credit risk, prepayment risk, country risk and currency valuations. The Fund may engage in frequent trading to achieve its investment objective.

The Fund’s investment process incorporates information about environmental, social and governance issues (also referred to as ESG) via an integrated approach within the investment team’s fundamental investment analysis framework. The Adviser may engage with management of certain issuers regarding corporate governance practices as well as what the Adviser deems to be materially important environmental and/or social issues facing a company.

The Fund may invest opportunistically in fixed-income securities that are rated below “investment grade” or are not rated, but are of equivalent quality. These fixed-income securities are often referred to as “high yield securities” or “junk bonds.” High yield securities are fixed-income securities rated below Baa3 by Moody’s Investors Service, Inc. (“Moody’s”), below BBB- by S&P Global Ratings Group, a division of S&P Global Inc. (“S&P”), below BBB- by Fitch Ratings, Inc. (“Fitch”) or, if unrated, considered by the Adviser to be of equivalent quality. The Fund may also invest in loan-related investments, such as public bank loans made by banks or other financial institutions and loan participations and assignments, which may be rated investment grade or below investment grade. In addition, the Fund may invest in convertible securities.

The Portfolio pursues its investment objective by investing primarily in U.S. dollar denominated, investment-grade, fixed income securities. In addition, the Portfolio may invest in other fixed income investments including high-yield, non-U.S. dollar denominated fixed income securities and foreign currencies when Federated Investment considers the risk-return prospects of those sectors to be attractive. Federated Investment expects that, normally, no more than 15% of the Portfolio’s total assets will be invested in securities that are rated below investment grade. However, the Portfolio may opportunistically invest up to 25% of its total assets in noninvestment-grade debt securities (otherwise known as “junk bonds”). The maximum amount that the Portfolio may invest in non-U.S. dollar denominated fixed-income securities and foreign currencies is 20% of the Portfolio’s total assets. Investment-grade, fixed income securities are rated in one of the four highest categories (BBB- or higher) by a nationally recognized statistical rating organization (“NRSRO”). Noninvestment-grade, fixed-income securities are rated in one of the six lowest categories (BB or lower) by a NRSRO, or in either case if unrated, of comparable quality as determined by Federated Investment. Federated Investment seeks to enhance the Portfolio’s performance by allocating relatively more of its portfolio to the sectors that Federated Investment expects to offer the best balance between total return and risk and thus offer the greatest potential for return.

The Portfolio may invest in non-currency derivative contracts (such as, for example, futures contracts and option contracts) to implement its investment strategies. The Portfolio may also use derivative contracts to increase or decrease the Portfolio’s exposure to the investments underlying the derivative contracts in an attempt to benefit from changes in the value of the underlying investments. There can be no assurance that the Portfolio’s uses of derivatives contracts will work as intended. Derivative investments made by the Portfolio are included within the Portfolio’s 80% policy and are calculated at market value. Federated Investment may lengthen or shorten duration from time to time based on its interest rate outlook, but the Portfolio has no set duration parameters. Duration measures the price sensitivity of a fixed-income security to changes in interest rates. Certain of the government securities in which the Portfolio invests are not backed by the full faith and credit of the U.S. government, such as those issued by the Federal Home Loan Mortgage Corporation (“Freddie Mac”), the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Bank System. These entities are, however, supported through federal subsidies, loans or other benefits. The Portfolio may also invest in government securities that are supported by the full faith and credit of the U.S. government, such as those issued by the Government National Mortgage Association (“Ginnie Mae”). Finally, the Portfolio may invest in certain government securities that are issued by entities whose activities are sponsored by the federal government but that have no explicit financial support.

The Fund’s mortgage securities may include collateralized mortgage obligations (“CMOs”), commercial mortgage-backed securities (“CMBS”), stripped mortgage-backed securities (“SMBS”) and inverse floating rate obligations (“inverse floaters”). In addition, the Fund may invest in to-be-announced pass-through mortgage securities, which settle on a delayed delivery basis (“TBAs”). The Fund may also invest in securities of foreign issuers, including issuers located in emerging market or developing countries. The securities in which the Fund may invest may be denominated in currencies other than U.S. dollars. The Fund may also invest in restricted and illiquid securities.

The Fund may, but it is not required to, use derivative instruments for a variety of purposes, including hedging, risk management, portfolio management or to earn income. The Fund’s use of derivatives may involve the purchase and sale of derivative instruments such as futures, options, swaps and other related instruments and techniques. The Fund may utilize foreign currency forward exchange contracts, which are also derivatives, in connection with its investments in foreign securities. Derivative instruments used by the Fund will be counted toward the Fund’s 80% policy discussed above to the extent they have economic characteristics similar to the securities included within that policy.

Federated Investment actively manages the Portfolio seeking total returns over longer time periods in excess of the ICE BofAML U.S. Broad Market Index. The ICE BofAML U.S. Broad Market Index tracks the performance of U.S. dollar denominated investment grade debt publicly issued in the U.S. domestic market, including U.S. Treasury, quasi-government, corporate, securitized and collateralized securities.

Federated Investment utilizes a five-part decision making process, focusing on: (1) duration; (2) yield curve; (3) sector allocation; (4) security selection; and (5) currency management. This five-part investment process is designed to capitalize on the depth of experience and focus of each of Federated Investment’s fixed-income sector teams – government, corporate, mortgage-backed, asset-backed, high-yield and international. There can be no assurance that Federated Investment will be successful in achieving investment returns in excess of the ICE BofAML U.S. Broad Market Index.

When selecting investments for the Portfolio, the Portfolio can invest in securities directly or in other investment companies, including, for example, funds advised by Federated Investment or its affiliates (which are not available for general investment by the public), as an efficient means of implementing its investment strategies.

Principal Risks

Fixed-Income Securities:  Fixed-income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility resulting from, among other things, interest rate sensitivity (i.e., interest rate risk), market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk). The Fund may face a heightened level of interest rate risk in times of monetary policy change and uncertainty, such as when the Federal Reserve Board adjusts a quantitative easing program and/or changes rates. A changing interest rate environment increases certain risks, including the potential for periods of volatility, increased redemptions, shortened durations (i.e., prepayment risk) and extended durations (i.e., extension risk). The Fund is not limited as to the maturities of the securities in which it may invest. Securities with longer durations are likely to be more sensitive to changes in interest rates, generally making them more volatile than securities with shorter durations. Lower rated fixed-income securities have greater volatility because there is less certainty that principal and interest payments will be made as scheduled. To the extent that the Fund invests in convertible securities, and the convertible security’s investment value is greater than its conversion value, its price will be likely to increase when interest rates fall and decrease when interest rates rise. If the conversion value exceeds the investment value, the price of the convertible security will tend to fluctuate directly with the price of the underlying security. The Fund may be subject to certain liquidity risks that may result from the lack of an active market and the reduced number and capacity of traditional market participants to make a market in fixed-income securities.

Credit and Interest Rate Risk: Credit risk refers to the possibility that the issuer or guarantor of a security will be unable to make interest payments and/or repay the principal on its debt. Interest rate risk refers to fluctuations in the value of a fixed-income security resulting from changes in the general level of interest rates. When the general level of interest rates goes up, the prices of most fixed-income securities go down. When the general level of interest rates goes down, the prices of most fixed-income securities go up. The Fund may face a heightened level of interest rate risk in times of monetary policy change and uncertainty, such as when the Federal Reserve Board adjusts a quantitative easing program and/or changes rates. A changing interest rate environment increases certain risks, including the potential for periods of volatility, increased redemptions, shortened durations (i.e., prepayment risk) and extended durations (i.e., extension risk).

Principal Risks

Call or Prepayment Risk: During periods of falling interest rates, a bond issuer may “call” or repay its high-yielding bond before the bond’s maturity date. If forced to invest the unanticipated proceeds at lower interest rates, the Portfolio would experience a decline in income. The ability of an issuer of a debt security to repay principal prior to a security’s maturity can cause greater price volatility if interest rates change.

Credit Risk: The Portfolio may lose money if the issuer or guarantor of a fixed income security is unable or unwilling to make scheduled interest or principal payments, which may reduce the Portfolio’s income and market value.

Currency Risk: Exchange rates for currencies fluctuate daily. The Portfolio’s net asset value and returns may experience increased volatility as a result of its exposure to foreign currencies through direct holdings of such currencies or holdings of non-U.S. dollar denominated securities.

Derivatives Risk: Derivatives can be highly volatile and involve risks in addition to the risks of the underlying referenced securities. Using derivatives can increase fund losses and reduce opportunities for gains when market prices, interest rates or the derivative instruments themselves behave in a way not anticipated by the Portfolio. Derivatives may be difficult to sell, unwind or value, and the counterparty may default on its obligations to the Portfolio. Changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index and the Portfolio could lose more than the principal amount invested. In addition to investing in derivatives to implement its strategy, the Portfolio may also use derivative instruments for hedging purposes, in an attempt to reduce the risk of loss from falling stock prices or lower foreign currency valuations, increased interest rates or other adverse market developments. There can be no assurance that a hedging technique will work as intended. Portfolio performance may be diminished by the added cost of the derivative instruments.

Municipal Securities: Municipal securities include both general obligation and revenue bonds. General obligation bonds are secured by the issuer’s full faith and credit as well as its taxing power for payment of principal or interest. Revenue bonds are payable solely from revenues derived from a specified revenue source, and therefore are subject to the risk that the revenues so derived will not be sufficient to meet interest and/or principal payment obligations. The value of municipal securities may be affected by political changes as well as uncertainties related to legislative developments, the rights of municipal security holders and taxation. Municipal securities and their issuers may be more susceptible to downgrade, default and bankruptcy as a result of recent periods of economic stress. Municipal securities also involve the risk that an issuer may call the securities for redemption, which could force the Fund to reinvest the proceeds at a lower rate of interest.

High Yield Securities (“Junk Bonds”): The Fund’s investments in high yield securities expose it to a substantial degree of credit risk. High yield securities may be issued by companies that are restructuring, are smaller and less creditworthy or are more highly indebted than other companies, and therefore they may have more difficulty making scheduled payments of principal and interest. High yield securities are subject to greater risk of loss of income and principal than higher rated securities and may be considered speculative. High yield securities may experience reduced liquidity, and sudden and substantial decreases in price. An economic downturn affecting an issuer of high yield securities may result in an increased incidence of default. In the event of a default, the Fund may incur additional expenses to seek recovery.

Foreign Investments Risk: Foreign investments involve risks not normally encountered with domestic securities. These include political, regulatory and economic instability in some countries, changes in currency rates and market inefficiencies.

Government Securities Risk: Not all obligations of the U.S. government, its agencies and instrumentalities are backed by the full faith and credit of the U.S. government. Some obligations are backed only by the credit of the issuing agency or instrumentality, and, in some cases, there may be some risk of default by the issuer. Any guarantee by the U.S. government or its agencies or instrumentalities of a security the Portfolio holds does not apply to the market value of the security or to shares of the Portfolio. A security backed by the U.S. Treasury or the full faith and credit of the U.S. government is guaranteed only as to the timely payment of interest and principal when held to maturity. The risks associated with an investment in Credit Risk Transfer securities (“CRTs”) differ from the risks associated with an investment in mortgage-backed securities issued by Government Sponsored Enterprises (“GSEs”) because, in CRTs, some or all of the credit risk associated with the underlying mortgage loans is transferred to the end-investor.

Interest Rate Risk: Prices of fixed-income securities rise and fall in response to changes in the interest rates paid by similar securities. Generally, when interest rates rise, prices of fixed-income securities fall. However, market factors, such as the demand for particular fixed-income securities, may cause the price of certain fixed-income securities to fall while the prices of other securities rise or remain unchanged. Interest rate changes have a greater effect on the price of fixed-income securities with longer maturities. A wide variety of market factors can affect interest rates. Recent and potential future changes in monetary policy made by central banks and/or their governments are likely to affect the level of interest rates. The Portfolio may be subject to heightened interest rate risk due to certain changes in monetary policy. Rising interest rates may expose fixed-income markets to increased volatility and may reduce the liquidity of certain Portfolio investments. These developments also could cause more fluctuation in the Portfolio’s net asset value or make it more difficult for the Portfolio to accurately value its securities. These developments or others could also cause the Portfolio to face increased shareholder redemptions, which could force the Portfolio to liquidate investments at disadvantageous times or prices, therefore adversely affecting the Portfolio as well as the value of your investment.

Loan-Related Investments: In addition to risks generally associated with debt investments, loan-related investments such as public bank loans and loan participations and assignments are subject to other risks. Such investments may be subject to additional risks including subordination to other creditors, no collateral or limited rights in collateral, lack of a regular trading market, extended settlement periods, liquidity risks, prepayment risks, potentially less protection under the federal securities laws and lack of publicly available information. Bank loans are subject to the risk of default in the payment of interest or principal on a loan, which will result in a reduction of income to the Fund, and a potential decrease in the Fund’s net asset value per share (“NAV”). The risk of default will increase in the event of an economic downturn or a substantial increase in interest rates. Because public bank loans usually rank lower in priority of payment to senior loans, they present a greater degree of investment risk. These bank loans may exhibit greater price volatility as well.

Mortgage-Backed Securities: Mortgage-backed securities entail prepayment risk, which generally increases during a period of falling interest rates. Rising interest rates tend to discourage refinancings, with the result that the average life and volatility of mortgage-backed securities will increase and market price will decrease. Rates of prepayment, faster or slower than expected by the Adviser, could reduce the Fund’s yield, increase the volatility of the Fund and/or cause a decline in NAV. Mortgage-backed securities are also subject to extension risk, which is the risk that rising interest rates could cause mortgages or other obligations underlying the securities to be prepaid more slowly than expected, thereby lengthening the duration of such securities, increasing their sensitivity to interest rate changes and causing their prices to decline. Certain mortgage-backed securities may be more volatile and less liquid than other traditional types of debt securities. In addition, mortgage-backed securities are subject to credit risk. An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may adversely affect the value of a mortgage-backed security and could result in losses to the Fund. The risk of such defaults is generally higher in the case of mortgage pools that include subprime mortgages. Furthermore, mortgage-backed securities may be subject to risks associated with the assets underlying those securities, such as a decline in value. Investments in mortgage-backed securities may give rise to a form of leverage (indebtedness) and may cause the Fund’s portfolio turnover rate to appear higher. Leverage may cause the Fund to be more volatile than if the Fund had not been leveraged.

Issuer Risk: The value of a security may decline for reasons related to the issuer, such as earnings stability, overall financial soundness, management performance and reduced demand for the issuer’s goods or services.

Leverage Risk: Leverage risk is created when an investment (such as a derivative transaction) exposes the Portfolio to a level of risk that exceeds the amount invested. Changes in the value of such an investment magnify the Portfolio’s risk of loss and potential for gain.

Liquidity Risk: The fixed-income securities in which the Portfolio invests may be less readily marketable and may be subject to greater fluctuation in price than other securities. Liquidity risk also refers to the possibility that the Portfolio may not be able to sell a security or close out a derivative contract when it wants to. If this happens, the Portfolio could incur losses. The amount of assets deemed illiquid remaining within the Portfolio may also increase, making it more difficult to meet shareholder redemptions and further adversely affecting the value of the Portfolio.

Lower-Rated Debt Securities Risk: Bonds rated below investment grade, which is defined as BB or lower (also called “junk bonds”), are subject to greater levels of interest rate, credit and liquidity risks. They are considered primarily speculative with respect to the issuer’s continuing ability to make principal and interest payments.

Market Risk: A security’s price may change in response to changes in conditions in securities markets in general. Markets tend to move in cycles with periods of rising prices and periods of falling prices. They can decline for many reasons, including adverse political or economic developments domestically or abroad, changes in investor psychology, or heavy institutional selling. In the case of debt securities, changes in the overall level of interest rates affect the security's price. A significant national or international event, natural disaster or widespread health crisis, such as a global pandemic, could cause substantial market volatility, exchange trading suspensions and closures, impact the ability to complete redemptions and affect fund performance.

Asset-Backed Securities: Asset-backed securities involve the risk that various federal and state consumer laws and other legal and economic factors may result in the collateral backing the securities being insufficient to support payment on the securities. Some asset-backed securities also entail prepayment risk and extension risk, which may vary depending on the type of asset.

Foreign and Emerging Market Securities: Investments in foreign markets entail special risks such as currency, political, economic and market risks. There also may be greater market volatility, less reliable financial information, higher transaction and custody costs, decreased market liquidity and less government and exchange regulation associated with investments in foreign markets. In addition, investments in certain foreign markets that have historically been considered stable may become more volatile and subject to increased risk due to ongoing developments and changing conditions in such markets. Moreover, the growing interconnectivity of global economies and financial markets has increased the probability that adverse developments and conditions in one country or region will affect the stability of economies and financial markets in other countries or regions. Certain foreign markets may rely heavily on particular industries or foreign capital and are more vulnerable to diplomatic developments, the imposition of economic sanctions against a particular country or countries, organizations, entities and/or individuals, changes in international trading patterns, trade barriers and other protectionist or retaliatory measures. Economic sanctions could, among other things, effectively restrict or eliminate the Fund’s ability to purchase or sell securities or groups of securities for a substantial period of time, and may make the Fund’s investments in such securities harder to value. The risks of investing in emerging market countries are greater than the risks associated with investments in foreign developed countries. In addition, the Fund’s investments in foreign issuers may be denominated in foreign currencies and therefore, to the extent unhedged, the value of those investments will fluctuate with U.S. dollar exchange rates. To the extent hedged by the use of foreign currency forward exchange contracts, the precise matching of the foreign currency forward exchange contract amounts and the value of the securities involved will not generally be possible because the future value of such securities in foreign currencies will change as a consequence of market movements in the value of those securities between the date on which the contract is entered into and the date it matures. There is additional risk that such transactions may reduce or preclude the opportunity for gain if the value of the currency should move in the direction opposite to the position taken and that foreign currency forward exchange contracts create exposure to currencies in which the Fund’s securities are not denominated. The use of foreign currency forward exchange contracts involves the risk of loss from the insolvency or bankruptcy of the counterparty to the contract or the failure of the counterparty to make payments or otherwise comply with the terms of the contract.

Mortgage Backed Securities Risk: A rise in interest rates may cause the value of mortgage backed securities (“MBS”) held by the Portfolio to decline. Certain MBS issued by government sponsored enterprises (“GSEs”) are not backed by the full faith and credit of the U.S. government. A non-agency MBS is subject to the risk that the value of such security will decline, because the security is not issued or guaranteed as to principal or interest by the U.S. government or a GSE. The Portfolio’s investments in collateralized mortgage obligations (“CMOs”) may entail greater market, prepayment and liquidity risks than other MBS.

Underlying Fund Risk: The risk that the Portfolio’s performance is closely related to the risks associated with the securities and other investments held by underlying funds and that the ability of the Portfolio to achieve its investment objective will depend upon the ability of underlying funds to achieve their respective investment objectives. The Portfolio bears underlying fund fees and expenses indirectly.

Liquidity: The Fund may make investments that are illiquid or restricted or that may become less liquid in response to overall economic conditions or adverse investor perceptions, and which may entail greater risk than investments in other types of securities. These investments may be more difficult to value or sell, particularly in times of market turmoil, and there may be little trading in the secondary market available for particular securities. Liquidity risk may be magnified in a changing interest rate environment or in other circumstances where investor redemptions from fixed-income mutual funds may be higher than normal. If the Fund is forced to sell an illiquid or restricted security to fund redemptions or for other cash needs, it may be forced to sell the security at a loss or for less than its fair value.

Derivatives: A derivative instrument often has risks similar to its underlying asset and may have additional risks, including imperfect correlation between the value of the derivative and the underlying asset, risks of default by the counterparty to certain transactions, magnification of losses incurred due to changes in the market value of the securities, instruments, indices or interest rates to which the derivative instrument relates and risks that the transactions may not be liquid. Certain derivative transactions may give rise to a form of leverage. Leverage magnifies the potential for gain and the risk of loss.

Portfolio Turnover: Consistent with its investment policies, the Fund will purchase and sell securities without regard to the effect on portfolio turnover. Higher portfolio turnover will cause the Fund to incur additional transaction costs.

Market and Geopolitical: The value of your investment in the Fund is based on the market prices and values of the Fund’s investments, which change daily due to economic and other events that affect markets generally, as well as those that affect particular regions, countries, industries, companies or governments. These events may be sudden and unexpected, and could adversely affect the liquidity of the Fund’s investments, which may in turn impact valuation, the Fund’s ability to sell securities and/or its ability to meet redemptions. The risks associated with these developments may be magnified if certain social, political, economic and other conditions and events (such as natural disasters, epidemics and pandemics, terrorism, conflicts and social unrest) adversely interrupt the global economy and financial markets. It is difficult to predict when events affecting the U.S. or global financial markets may occur, the effects that such events may have and the duration of those effects (which may last for extended periods).

Substitution No. 6

Existing Portfolio	Replacement Portfolio
PIMCO Total Return Portfolio (Administrative Share Class)	ON Federated Core Plus Bond Portfolio
Investment Objective The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.	Investment Objective The Portfolio seeks to provide total return.

Principal Investment Strategy

The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The average portfolio duration of this Portfolio normally varies within two years (plus or minus) of the portfolio duration of the securities comprising the Bloomberg Barclays U.S. Aggregate Index, as calculated by PIMCO, which as of February 29, 2020 was 5.66 years. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.

The Portfolio invests primarily in investment-grade debt securities, but may invest up to 20% of its total assets in high yield securities (“junk bonds”), as rated by Moody’s Investors Service, Inc. (“Moody’s”), Standard & Poor’s Ratings Services (“S&P”) or Fitch, Inc. (“Fitch”), or, if unrated, as determined by PIMCO. In the event that ratings services assign different ratings to the same security, PIMCO will use the highest rating as the credit rating for that security. The Portfolio may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio may invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries (this limitation does not apply to investment grade sovereign debt denominated in the local currency with less than 1 year remaining to maturity, which means the Portfolio may invest, together with any other investments denominated in foreign currencies, up to 30% of its total assets in such instruments). The Portfolio will normally limit its foreign currency exposure (from non-U.S. dollar denominated securities or currencies) to 20% of its total assets.

Principal Investment Strategy

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes, if any) in fixed-income investments. The Portfolio is managed by Federated Investment Management Company (“Federated Investment”) under a sub-advisory agreement with the Adviser.

The Portfolio pursues its investment objective by investing primarily in U.S. dollar denominated, investment-grade, fixed income securities. In addition, the Portfolio may invest in other fixed income investments including high-yield, non-U.S. dollar denominated fixed income securities and foreign currencies when Federated Investment considers the risk-return prospects of those sectors to be attractive. Federated Investment expects that, normally, no more than 15% of the Portfolio’s total assets will be invested in securities that are rated below investment grade. However, the Portfolio may opportunistically invest up to 25% of its total assets in noninvestment-grade debt securities (otherwise known as “junk bonds”). The maximum amount that the Portfolio may invest in non-U.S. dollar denominated fixed-income securities and foreign currencies is 20% of the Portfolio’s total assets. Investment-grade, fixed income securities are rated in one of the four highest categories (BBB- or higher) by a nationally recognized statistical rating organization (“NRSRO”). Noninvestment-grade, fixed-income securities are rated in one of the six lowest categories (BB or lower) by a NRSRO, or in either case if unrated, of comparable quality as determined by Federated Investment. Federated Investment seeks to enhance the Portfolio’s performance by allocating relatively more of its portfolio to the sectors that Federated Investment expects to offer the best balance between total return and risk and thus offer the greatest potential for return.

The Portfolio may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset backed securities, subject to applicable law and any other restrictions described in the Portfolio’s prospectus or Statement of Additional Information. The Portfolio may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales. The Portfolio may invest up to 10% of its total assets in preferred securities, convertible securities and other equity-related securities. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The “total return” sought by the Portfolio consists of income earned on the Portfolio’s investments, plus capital appreciation, if any, which generally arises from decreases in interest rates, foreign currency appreciation, or improving credit fundamentals for a particular sector or security.

The Portfolio may invest in non-currency derivative contracts (such as, for example, futures contracts and option contracts) to implement its investment strategies. The Portfolio may also use derivative contracts to increase or decrease the Portfolio’s exposure to the investments underlying the derivative contracts in an attempt to benefit from changes in the value of the underlying investments. There can be no assurance that the Portfolio’s uses of derivatives contracts will work as intended. Derivative investments made by the Portfolio are included within the Portfolio’s 80% policy and are calculated at market value. Federated Investment may lengthen or shorten duration from time to time based on its interest rate outlook, but the Portfolio has no set duration parameters. Duration measures the price sensitivity of a fixed-income security to changes in interest rates. Certain of the government securities in which the Portfolio invests are not backed by the full faith and credit of the U.S. government, such as those issued by the Federal Home Loan Mortgage Corporation (“Freddie Mac”), the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Bank System. These entities are, however, supported through federal subsidies, loans or other benefits. The Portfolio may also invest in government securities that are supported by the full faith and credit of the U.S. government, such as those issued by the Government National Mortgage Association (“Ginnie Mae”). Finally, the Portfolio may invest in certain government securities that are issued by entities whose activities are sponsored by the federal government but that have no explicit financial support.

Federated Investment actively manages the Portfolio seeking total returns over longer time periods in excess of the ICE BofAML U.S. Broad Market Index. The ICE BofAML U.S. Broad Market Index tracks the performance of U.S. dollar denominated investment grade debt publicly issued in the U.S. domestic market, including U.S. Treasury, quasi-government, corporate, securitized and collateralized securities.

Federated Investment utilizes a five-part decision making process, focusing on: (1) duration; (2) yield curve; (3) sector allocation; (4) security selection; and (5) currency management. This five-part investment process is designed to capitalize on the depth of experience and focus of each of Federated Investment’s fixed-income sector teams – government, corporate, mortgage-backed, asset-backed, high-yield and international. There can be no assurance that Federated Investment will be successful in achieving investment returns in excess of the ICE BofAML U.S. Broad Market Index.

When selecting investments for the Portfolio, the Portfolio can invest in securities directly or in other investment companies, including, for example, funds advised by Federated Investment or its affiliates (which are not available for general investment by the public), as an efficient means of implementing its investment strategies.

Principal Risks

Interest Rate Risk: the risk that fixed income securities will decline in value because of an increase in interest rates; a portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration.

Call Risk: the risk that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer’s credit quality). If an issuer calls a security that the Portfolio has invested in, the Portfolio may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features.

Credit Risk: the risk that the Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivative contract, is unable or unwilling, or is perceived (whether by market participants, rating agencies, pricing services or otherwise) as unable or unwilling, to meet its financial obligations.

Principal Risks

Call or Prepayment Risk: During periods of falling interest rates, a bond issuer may “call” or repay its high-yielding bond before the bond’s maturity date. If forced to invest the unanticipated proceeds at lower interest rates, the Portfolio would experience a decline in income. The ability of an issuer of a debt security to repay principal prior to a security’s maturity can cause greater price volatility if interest rates change.

Credit Risk: The Portfolio may lose money if the issuer or guarantor of a fixed income security is unable or unwilling to make scheduled interest or principal payments, which may reduce the Portfolio’s income and market value.

Currency Risk: Exchange rates for currencies fluctuate daily. The Portfolio’s net asset value and returns may experience increased volatility as a result of its exposure to foreign currencies through direct holdings of such currencies or holdings of non-U.S. dollar denominated securities.

Derivatives Risk: Derivatives can be highly volatile and involve risks in addition to the risks of the underlying referenced securities. Using derivatives can increase fund losses and reduce opportunities for gains when market prices, interest rates or the derivative instruments themselves behave in a way not anticipated by the Portfolio. Derivatives may be difficult to sell, unwind or value, and the counterparty may default on its obligations to the Portfolio. Changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index and the Portfolio could lose more than the principal amount invested. In addition to investing in derivatives to implement its strategy, the Portfolio may also use derivative instruments for hedging purposes, in an attempt to reduce the risk of loss from falling stock prices or lower foreign currency valuations, increased interest rates or other adverse market developments. There can be no assurance that a hedging technique will work as intended. Portfolio performance may be diminished by the added cost of the derivative instruments.

High Yield Risk: the risk that high yield securities and unrated securities of similar credit quality (commonly known as “junk bonds”) are subject to greater levels of credit, call and liquidity risks. High yield securities are considered primarily speculative with respect to the issuer’s continuing ability to make principal and interest payments, and may be more volatile than higher-rated securities of similar maturity.

Market Risk: the risk that the value of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries.

Issuer Risk: the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods or services.

Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Portfolio may be unable to sell illiquid investments at an advantageous time or price or achieve its desired level of exposure to a certain sector. Liquidity risk may result from the lack of an active market, reduced number and capacity of traditional market participants to make a market in fixed income securities, and may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity.

Derivatives Risk: the risk of investing in derivative instruments (such as futures, swaps and structured securities), including leverage, liquidity, interest rate, market, credit and management risks, mispricing or valuation complexity. Changes in the value of the derivative may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Portfolio could lose more than the initial amount invested. The Portfolio’s use of derivatives may result in losses to the Portfolio, a reduction in the Portfolio’s returns and/or increased volatility. Over-the-counter (“OTC”) derivatives are also subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrally-cleared derivative transactions might not be available for OTC derivatives. For derivatives traded on an exchange or through a central counterparty, credit risk resides with the Portfolio’s clearing broker, or the clearinghouse itself, rather than with a counterparty in an OTC derivative transaction. Changes in regulation relating to a mutual fund’s use of derivatives and related instruments could potentially limit or impact the Portfolio’s ability to invest in derivatives, limit the Portfolio’s ability to employ certain strategies that use derivatives and/or adversely affect the value of derivatives and the Portfolio’s performance.

Foreign Investments Risk: Foreign investments involve risks not normally encountered with domestic securities. These include political, regulatory and economic instability in some countries, changes in currency rates and market inefficiencies.

Government Securities Risk: Not all obligations of the U.S. government, its agencies and instrumentalities are backed by the full faith and credit of the U.S. government. Some obligations are backed only by the credit of the issuing agency or instrumentality, and, in some cases, there may be some risk of default by the issuer. Any guarantee by the U.S. government or its agencies or instrumentalities of a security the Portfolio holds does not apply to the market value of the security or to shares of the Portfolio. A security backed by the U.S. Treasury or the full faith and credit of the U.S. government is guaranteed only as to the timely payment of interest and principal when held to maturity. The risks associated with an investment in Credit Risk Transfer securities (“CRTs”) differ from the risks associated with an investment in mortgage-backed securities issued by Government Sponsored Enterprises (“GSEs”) because, in CRTs, some or all of the credit risk associated with the underlying mortgage loans is transferred to the end-investor.

Equity Risk: the risk that the value of equity securities, such as common stocks and preferred securities, may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income securities.

Mortgage-Related and Other Asset-Backed Securities Risk: the risks of investing in mortgage-related and other asset-backed securities, including interest rate risk, extension risk, prepayment risk and credit risk.

Foreign (Non-U.S.) Investment Risk: the risk that investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a portfolio that invests exclusively in securities of U.S. companies, due to smaller markets, differing reporting, accounting and auditing standards, increased risk of delayed settlement of portfolio transactions or loss of certificates of portfolio securities, and the risk of unfavorable foreign government actions, including nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments. Foreign securities may also be less liquid and more difficult to value than securities of U.S. issuers.

Interest Rate Risk: Prices of fixed-income securities rise and fall in response to changes in the interest rates paid by similar securities. Generally, when interest rates rise, prices of fixed-income securities fall. However, market factors, such as the demand for particular fixed-income securities, may cause the price of certain fixed-income securities to fall while the prices of other securities rise or remain unchanged. Interest rate changes have a greater effect on the price of fixed-income securities with longer maturities. A wide variety of market factors can affect interest rates. Recent and potential future changes in monetary policy made by central banks and/or their governments are likely to affect the level of interest rates. The Portfolio may be subject to heightened interest rate risk due to certain changes in monetary policy. Rising interest rates may expose fixed-income markets to increased volatility and may reduce the liquidity of certain Portfolio investments. These developments also could cause more fluctuation in the Portfolio’s net asset value or make it more difficult for the Portfolio to accurately value its securities. These developments or others could also cause the Portfolio to face increased shareholder redemptions, which could force the Portfolio to liquidate investments at disadvantageous times or prices, therefore adversely affecting the Portfolio as well as the value of your investment.

Issuer Risk: The value of a security may decline for reasons related to the issuer, such as earnings stability, overall financial soundness, management performance and reduced demand for the issuer’s goods or services.

Leverage Risk: Leverage risk is created when an investment (such as a derivative transaction) exposes the Portfolio to a level of risk that exceeds the amount invested. Changes in the value of such an investment magnify the Portfolio’s risk of loss and potential for gain.

Liquidity Risk: The fixed-income securities in which the Portfolio invests may be less readily marketable and may be subject to greater fluctuation in price than other securities. Liquidity risk also refers to the possibility that the Portfolio may not be able to sell a security or close out a derivative contract when it wants to. If this happens, the Portfolio could incur losses. The amount of assets deemed illiquid remaining within the Portfolio may also increase, making it more difficult to meet shareholder redemptions and further adversely affecting the value of the Portfolio.

Emerging Markets Risk: the risk of investing in emerging market securities, primarily increased foreign (non-U.S.) investment risk.

Sovereign Debt Risk: the risk that investments in fixed income instruments issued by sovereign entities may decline in value as a result of default or other adverse credit event resulting from an issuer’s inability or unwillingness to make principal or interest payments in a timely fashion.

Currency Risk: the risk that foreign (non-U.S.) currencies will change in value relative to the U.S. dollar and affect the Portfolio’s investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies.

Leveraging Risk: the risk that certain transactions of the Portfolio, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may give rise to leverage, magnifying gains and losses and causing the Portfolio to be more volatile than if it had not been leveraged. This means that leverage entails a heightened risk of loss.

Management Risk: the risk that the investment techniques and risk analyses applied by PIMCO will not produce the desired results and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to PIMCO and the individual portfolio manager in connection with managing the Portfolio. There is no guarantee that the investment objective of the Portfolio will be achieved.

Short Exposure Risk: the risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale will not fulfill its contractual obligations, causing a loss to the Portfolio.

Convertible Securities Risk: as convertible securities share both fixed income and equity characteristics, they are subject to risks to which fixed income and equity investments are subject. These risks include equity risk, interest rate risk and credit risk.

Lower-Rated Debt Securities Risk: Bonds rated below investment grade, which is defined as BB or lower (also called “junk bonds”), are subject to greater levels of interest rate, credit and liquidity risks. They are considered primarily speculative with respect to the issuer’s continuing ability to make principal and interest payments.

Market Risk: A security’s price may change in response to changes in conditions in securities markets in general. Markets tend to move in cycles with periods of rising prices and periods of falling prices. They can decline for many reasons, including adverse political or economic developments domestically or abroad, changes in investor psychology, or heavy institutional selling. In the case of debt securities, changes in the overall level of interest rates affect the security's price. A significant national or international event, natural disaster or widespread health crisis, such as a global pandemic, could cause substantial market volatility, exchange trading suspensions and closures, impact the ability to complete redemptions and affect fund performance.

Mortgage Backed Securities Risk: A rise in interest rates may cause the value of mortgage backed securities (“MBS”) held by the Portfolio to decline. Certain MBS issued by government sponsored enterprises (“GSEs”) are not backed by the full faith and credit of the U.S. government. A non-agency MBS is subject to the risk that the value of such security will decline, because the security is not issued or guaranteed as to principal or interest by the U.S. government or a GSE. The Portfolio’s investments in collateralized mortgage obligations (“CMOs”) may entail greater market, prepayment and liquidity risks than other MBS.

Underlying Fund Risk: The risk that the Portfolio’s performance is closely related to the risks associated with the securities and other investments held by underlying funds and that the ability of the Portfolio to achieve its investment objective will depend upon the ability of underlying funds to achieve their respective investment objectives. The Portfolio bears underlying fund fees and expenses indirectly.

Appendix B – Fees and Expenses and Net Asset Comparisons

The fee and expense information included in this Appendix B for the Existing Portfolios and the Replacement Portfolios in Substitutions 1 and 2 is based on information as presented in the applicable fund prospectuses dated on or about May 1, 2020 or as later supplemented, expressed as an annual percentage of average daily net assets. The fee and expense information for each ON Replacement Portfolio in Substitutions 3 – 6 is based on information as presented in the most recently filed post-effective amendment for the ON Replacement Portfolios, expressed as an annual percentage of average daily net assets, and are estimates for the current year, with such estimates based on their anticipated asset levels immediately following the proposed Substitutions.

Substitution No. 1

	Existing Portfolio	Replacement Portfolio
	AB VPS Dynamic Asset Allocation Portfolio (Class B)	AB VPS Global Risk Allocation – Moderate Portfolio (Class B)
Management Fees	0.70%	0.60%
Distribution (12b-1) Fees(1)	0.25%	0.25%
Other Expenses	0.10%	0.35%
Acquired Fund Fees and Expenses	0.02%	0.07%
Total Annual Fund Operating Expenses	1.07%	1.27%
Fee Waiver/Expense Reimbursement	0.00%	(0.26)%(2)
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	1.07%	1.01%
Management Fee Breakpoints	0.70%	0.60% of the first $100 million; 0.45% from $100 million to $1 billion; 0.40% over $1 billion

Fund Net Assets (as of December 31,2019)	$569.4 million Class B: $569.0 million	$95.4 million Class B: $95.3 million
Existing Portfolio Assets Held by the Separate Accounts (as of December 31, 2019)	$259,325,722

(1)	The Class B shares of both the Existing Portfolio and the Replacement Portfolio are subject to a current 12b-1 fee of 0.25% and a maximum 12b-1 fee of 0.50%.

(2)	AllianceBernstein has contractually agreed to waive its management fees and/or to bear expenses of the Portfolio (including the Portfolio’s proportionate share of the fees and expenses of registered investment companies or series thereof in which the Portfolio invests) through May 1, 2021 to the extent necessary to prevent total Portfolio operating expenses (excluding interest expense, taxes, extraordinary expenses, expenses associated with securities sold short, and brokerage commissions and other transaction costs), on an annualized basis, from exceeding 1.00% of average daily net assets (“expense limitation”). The expense limitation will remain in effect until May1, 2021 and may only be terminated or changed with the consent of the Portfolio’s Board of Directors. In addition, the expense limitation will be automatically extended for one-year terms unless AllianceBernstein provides notice of termination to the Portfolio at least 60 days prior to the end of the period.

Substitution No. 2

	Existing Portfolio	Replacement Portfolio
	PIMCO Global Diversified Allocation Portfolio (Administrative Share Class)	AB VPS Global Risk Allocation – Moderate Portfolio (Class B)
Management Fees	0.85%	0.60%
Distribution (12b-1) Fees	0.15%	0.25%(1)
Other Expenses	N/A	0.35%
Acquired Fund Fees and Expenses	0.77%(2)	0.07%
Total Annual Fund Operating Expenses	1.77%	1.27%
Fee Waiver/Expense Reimbursement	(0.53)%(3)	(0.26)%(4)
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	1.24%	1.01%
Management Fee Breakpoints	0.85%	0.60% of the first $100 million; 0.45% from $100 million to $1 billion; 0.40% over $1 billion

Fund Net Assets (as of December 31, 2019)	$1.0 billion Administrative Share Class: $808.5 million	$95.4 million Class B: $95.3 million
Existing Portfolio Assets Held by the Separate Accounts (as of December 31, 2019)	$808,141,858

(1)	The Class B shares of the Replacement Portfolio are subject to a current 12b-1 fee of 0.25% and a maximum 12b-1 fee of 0.50%.

(2)	Acquired Fund Fees and Expenses include interest expense of the Underlying PIMCO Funds of 0.24%. Interest expense can result from certain transactions within the Underlying PIMCO Funds and is separate from the management fees paid to Pacific Investment Management Company LLC (“PIMCO”). Excluding interest expense of the Underlying PIMCO Funds, Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement are 1.00% for Administrative Class shares.

(3)	PIMCO has contractually agreed, through May 1, 2021, to waive, first, the advisory fee and, second, the supervisory and administrative fee it receives from the Portfolio in an amount equal to the expenses attributable to the Management Fees of Underlying PIMCO Funds indirectly incurred by the Portfolio in connection with its investments in Underlying PIMCO Funds, to the extent the Portfolio’s Management Fees are greater than or equal to the Management Fees of the Underlying PIMCO Funds. This waiver renews annually for a full year unless terminated by PIMCO upon at least 30 days’ notice prior to the end of the contract term.

(4)	AllianceBernstein has contractually agreed to waive its management fees and/or to bear expenses of the Portfolio (including the Portfolio’s proportionate share of the fees and expenses of registered investment companies or series thereof in which the Portfolio invests) through May 1, 2021 to the extent necessary to prevent total Portfolio operating expenses (excluding interest expense, taxes, extraordinary expenses, expenses associated with securities sold short, and brokerage commissions and other transaction costs), on an annualized basis, from exceeding 1.00% of average daily net assets (“expense limitation”). The expense limitation will remain in effect until May 1, 2021 and may only be terminated or changed with the consent of the Portfolio’s Board of Directors. In addition, the expense limitation will be automatically extended for one-year terms unless AllianceBernstein provides notice of termination to the Portfolio at least 60 days prior to the end of the period.

Substitution No. 3

	Existing Portfolio	Existing Portfolio	Replacement Portfolio
	Federated Hermes Managed Volatility Fund II (Primary Shares)	Federated Hermes Managed Volatility Fund II (Service Shares)	ON iShares Managed Risk Balanced Portfolio
Management Fees	0.75%	0.75%	0.58%
Distribution (12b-1) Fees	N/A	0.25%	0.00%
Other Expenses	0.18%	0.18%	0.05%
Acquired Fund Fees and Expenses	0.03%	0.03%	0.12%
Total Annual Fund Operating Expenses	0.96%	1.21%	0.75%
Fee Waiver/Expense Reimbursement	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.96%	1.21%	0.75%
Management Fee Breakpoints	0.75%	0.75%	0.58% of first $1.5 billion; 0.55% over $1.5 billion

Fund Net Assets (as of December 31, 2019)	$695.7 million Primary Shares: $651.5 million	$695.7 million Service Shares: $44.2 million	N/A
Existing Portfolio Assets Held by the Separate Accounts (as of December 31, 2019)	$435,381,145 (in Primary Shares)	$42,604,512 (in Service Shares)

Substitution No. 4

	Existing Portfolio	Replacement Portfolio
	Janus Henderson VIT U.S. Low Volatility Portfolio (Service Shares)	ON Janus Henderson U.S. Low Volatility Portfolio
Management Fees	0.50%	0.59%
Distribution (12b-1) Fees	0.25%	0.00%
Other Expenses	0.07%	0.05%
Acquired Fund Fees and Expenses	0.00%	0.00%
Total Annual Fund Operating Expenses	0.82%	0.64%
Fee Waiver/Expense Reimbursement	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.82%	0.64%
Management Fee Breakpoints	0.50%	0.60% of first $500 million; 0.58% over $500 million

Fund Net Assets (as of December 31, 2019)	$1.1 billion Service Shares: $1.1 billion	N/A
Existing Portfolio Assets Held by the Separate Accounts (as of December 31, 2019)	$1,061,707,203

Substitution No. 5

	Existing Portfolio	Replacement Portfolio
	Morgan Stanley VIF Core Plus Fixed Income Portfolio (Class II)	ON Federated Core Plus Bond Portfolio
Management Fees	0.38%	0.55%
Distribution (12b-1) Fees	0.25%	0.00%
Other Expenses	0.39%	0.08%
Acquired Fund Fees and Expenses	0.00%	0.03%
Total Annual Fund Operating Expenses	1.02%	0.66%
Fee Waiver/Expense Reimbursement	(0.07)%*	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.95%	0.66%
Management Fee Breakpoints	0.375% on first $1 billion; 0.30% over $1 billion	0.56% on first $100 million; 0.54% of next $150 million; 0.50% of next $150 million; 0.45% of next $350 million; 0.43% over $750 million

Fund Net Assets (as of December 31, 2019)	$188.1 million Class II: $96.0 million	N/A
Existing Portfolio Assets Held by the Separate Accounts (as of December 31, 2019)	$78,481,183 (in Class II)

*	The Fund’s “Adviser,” Morgan Stanley Investment Management Inc., has agreed to reduce its advisory fee and/or reimburse the Fund so that Total Annual Fund Operating Expenses, excluding certain investment related expenses, taxes, interest and other extraordinary expenses (including litigation), will not exceed 0.95%. The fee waivers and/or expense reimbursements will continue for at least one year or until such time as the Company’s Board of Directors acts to discontinue all or a portion of such waivers and/or reimbursements when it deems such action is appropriate.

Substitution No. 6

	Existing Portfolio	Replacement Portfolio
	PIMCO Total Return Portfolio (Administrative Share Class)	ON Federated Core Plus Bond Portfolio
Management Fees	0.50%	0.55%
Distribution (12b-1) Fees	0.15%	0.00%
Other Expenses	0.21%	0.08%
Acquired Fund Fees and Expenses	0.00%	0.03%
Total Annual Fund Operating Expenses	0.86%	0.66%
Fee Waiver/Expense Reimbursement	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.86%	0.66%
Management Fee Breakpoints	0.50%	0.56% on first $100 million; 0.54% of next $150 million; 0.50% of next $150 million; 0.45% of next $350 million; 0.43% over $750 million

Fund Net Assets (as of December 31, 2019)	$6.4 billion Administrative Share Class: $4.0 billion	N/A
Existing Portfolio Assets Held by the Separate Accounts (as of December 31, 2019)	$431,374,698

SIGNATURES

IN WITNESS WHEREOF, the Section 26 Applicants and Section 17 Applicants have caused this Application to be duly signed, in the City of Cincinnati, State of Ohio, on November 20, 2020.

THE OHIO NATIONAL LIFE INSURANCE COMPANY, on behalf of itself and its

OHIO NATIONAL VARIABLE ACCOUNT A

OHIO NATIONAL VARIABLE ACCOUNT B

OHIO NATIONAL VARIABLE ACCOUNT D

By:	/s/ Michael J. DeWeirdt
Name:	Michael J. DeWeirdt
Title:	Senior Vice President and Chief Product Officer

NATIONAL SECURITY LIFE AND ANNUITY COMPANY, on behalf of itself and its

NATIONAL SECURITY VARIABLE ACCOUNT N

By:	/s/ Michael J. DeWeirdt
Name:	Michael J. DeWeirdt
Title:	President and Chief Executive Officer

OHIO NATIONAL FUND, INC.

By:	/s/ Michael J. DeWeirdt
Name:	Michael J. DeWeirdt
Title:	President

OHIO NATIONAL INVESTMENTS, INC.

By:	/s/ Gary Rodmaker
Name:	Gary Rodmaker
Title:	President

EXHIBIT INDEX

A.	Rule 0-2(d) Verifications

B.	Resolutions of The Ohio National Life Insurance Company, Ohio National Variable Account A, Ohio National Variable Account B and Ohio National Variable Account D (previously filed in the Application filed on February 27, 2020)

C.	Resolutions of National Security Life and Annuity Company and National Security Variable Account N (previously filed in the Application filed on February 27, 2020)

D.	Resolutions of Ohio National Fund, Inc. (previously filed in the Application filed on February 27, 2020)

E.	Resolutions of Ohio National Investments, Inc. (previously filed in the Application filed on February 27, 2020)

EXHIBIT A

VERIFICATION

The undersigned being duly sworn, deposes and says that he has executed the attached amended and restated Application, dated November 20, 2020, for and on behalf of The Ohio National Life Insurance Company, Ohio National Variable Account A, Ohio National Variable Account B and Ohio National Variable Account D and that he is Senior Vice President and Chief Product Officer of The Ohio National Life Insurance Company; and that all action by directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael J. DeWeirdt
Name: Michael J. DeWeirdt

VERIFICATION

The undersigned being duly sworn, deposes and says that he has executed the attached amended and restated Application, dated November 20, 2020, for and on behalf of National Security Life and Annuity Company and National Security Variable Account N and that he is President and Chief Executive Officer of National Security Life and Annuity Company; and that all action by directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael J. DeWeirdt
Name: Michael J. DeWeirdt

VERIFICATION

The undersigned being duly sworn, deposes and says that he has executed the attached amended and restated Application, dated November 20, 2020, for and on behalf of Ohio National Fund, Inc. and that he is President of Ohio National Fund, Inc.; and that all action by directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael J. DeWeirdt
Name: Michael J. DeWeirdt

VERIFICATION

The undersigned being duly sworn, deposes and says that he has executed the attached amended and restated Application, dated November 20, 2020, for and on behalf of Ohio National Investments, Inc. and that he is President of Ohio National Investments, Inc.; and that all action by directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Gary Rodmaker
Name: Gary Rodmaker